Exhibit 99.1

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

GDS Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GDS Holdings Limited and subsidiaries (the “Company”) as of June 30, 2020 and December 31, 2019, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for the six-month period ended June 30, 2020, and the related notes (collectively, the “Consolidated Financial Statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and December 31, 2019, and the results of its operations and its cash flows for the six-month period ended June 30, 2020, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for the six-month period ended June 30, 2019, and the related notes, were not audited by us and, accordingly, we do not express an opinion on them.

Basis for Opinion

The Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the Consolidated Financial Statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the Consolidated Financial Statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of deferred tax assets associated with the Company’s net operating loss carry forwards

As discussed in Note 20 of the Consolidated Financial Statements, the Company’s net deferred tax assets were RMB136,809 thousand as of June 30, 2020. This balance is net of a valuation allowance of RMB246,750 thousand. The deferred tax assets for net operating loss carry forwards and related valuation allowance were RMB316,985 thousand and RMB207,304 thousand, respectively. The Company evaluated the realizability of the deferred tax assets associated with the Company’s net operating loss carry forwards to determine whether there was more than a 50% likelihood that these deferred tax assets would be realized, based on the Company’s expectations of future taxable income and timing of net operating losses carry forwards expirations.

We identified the realizability of deferred tax assets associated with the Company’s net operating loss carry forwards as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate if sufficient future taxable income will be generated to support the realization of the net operating losses carry forwards before their expiration.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the development of the forecast of the future taxable income and the timing of utilization of net operating losses carry forwards. We evaluated the utilization rates used in the development of forecast of future taxable income, by comparing the utilization rates of certain data centers to historical actual utilization rates and the Company’s business plans of the data centers which was approved by the board of directors. To assess the Company’s ability to accurately forecast, we compared the Company’s historical revenue forecasts to actual results. We performed sensitivity analysis over amount and timing of forecasted taxable income of certain data centers to assess the impact on utilization of net operating losses carry forwards prior to expiration.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Shanghai, China

October 19, 2020

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of
	Note	December 31, 2019	June 30, 2020
Assets
Current assets
Cash	3	5,810,938	7,742,082
Restricted cash	3	34,299	112,756
Accounts receivable, net of allowance for doubtful accounts	4	879,962	1,388,535
Value-added-tax ("VAT") recoverable		129,994	114,575
Prepaid expenses		80,913	104,357
Other current assets		148,603	155,782
Total current assets		7,084,709	9,618,087
Property and equipment, net	5	19,184,639	24,542,951
Intangible assets, net	6	394,628	557,971
Prepaid land use rights, net	7	747,187	747,680
Operating lease right-of-use assets	12	796,679	1,909,239
Goodwill	8	1,905,840	2,409,325
Deferred tax assets	20	72,931	136,809
Restricted cash	3	128,025	171,705
VAT recoverable		888,483	1,129,440
Other non-current assets		289,410	385,643
Total assets		31,492,531	41,608,850

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including RMB 254,000 and RMB237,500 of VIEs without recourse to the primary beneficiary as of December 31, 2019 and June 30, 2020, respectively)	9	1,137,737	1,681,787
Accounts payable (including RMB 181,448 and RMB 243,637 of VIEs without recourse to the primary beneficiary as of December 31, 2019 and June 30, 2020, respectively)		1,675,966	2,880,745
Accrued expenses and other payables (including RMB160,401 and RMB199,029 of VIEs without recourse to the primary beneficiary as of December 31, 2019 and June 30, 2020, respectively)	11	817,883	1,541,688
Deferred revenue (including RMB68,003 and RMB 52,290 of VIEs without recourse to the primary beneficiary as of December 31, 2019 and June 30, 2020, respectively)	4	90,316	59,826
Operating lease liabilities, current (including RMB31,869 and RMB 41,576 of VIEs without recourse to the primary beneficiary as of December 31, 2019 and June 30, 2020, respectively)	12	55,139	73,362
Finance lease and other financing obligations, current (including RMB 125,318 and RMB27,339 of VIEs without recourse to the primary beneficiary as of December 31, 2019 and June 30, 2020, respectively)	12	222,473	230,746
Total current liabilities		3,999,514	6,468,154

Long-term borrowings, excluding current portion (including RMB12,500 and RMB 60,000 of VIEs without recourse to the primary beneficiary as of December 31, 2019 and June 30, 2020, respectively)	9	8,028,473	9,337,882
Convertible bonds payable	10	2,049,654	2,086,179
Operating lease liabilities, non-current (including RMB 66,387 and RMB133,719 of VIEs without recourse to the primary beneficiary as of December 31, 2019 and June 30, 2020, respectively)	12	709,998	1,141,835
Finance lease and other financing obligations, non-current (including RMB 921,965 andRMB 986,301 of VIEs without recourse to the primary beneficiary as of December 31, 2019 and June 30, 2020, respectively)	12	4,751,121	7,101,401
Deferred tax liabilities (including RMB76,297 andRMB 81,302 of VIEs without recourse to the primary beneficiary as of December 31, 2019 and June 30, 2020, respectively)	20	252,672	282,266
Other long-term liabilities (including RMB29,950 andRMB 20,496 of VIEs without recourse to the primary beneficiary as of December 31, 2019 and June 30, 2020, respectively)	13	345,537	298,334
Total liabilities		20,136,969	26,716,051

Redeemable preferred shares(US$ 0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2019 and June 30, 2020; Redemption value ofRMB1,061,981 and RMB 1,064,137 as of December 31, 2019 and June 30, 2020, respectively; Liquidation value ofRMB 1,537,636 and RMB2,378,419 as of December 31, 2019 and June 30, 2020, respectively)	14	1,061,981	1,064,137

Shareholders' Equity
Ordinary shares (US$0.00005 par value; 2,002,000,000 shares authorized; 1,148,842,379 and 1,210,996,227 Class A ordinary shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively; 67,590,336 Class B ordinary shares issued and outstanding as of December 31, 2019 and June 30, 2020)	17	412	434
Additional paid-in capital		12,403,043	16,125,571
Accumulated other comprehensive loss		(52,684)	(47,075)
Accumulated deficit		(2,057,190)	(2,250,268)
Total shareholders' equity		10,293,581	13,828,662
Commitments and contingencies	25

Total liabilities, redeemable preferred shares and shareholders' equity		31,492,531	41,608,850

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Six-month periods ended June 30,
	Note	2019	2020
		(unaudited)

Net revenue	19	1,877,030	2,582,623
Cost of revenue		(1,403,252)	(1,871,183)
Gross profit		473,778	711,440

Operating expenses
Selling and marketing expenses		(57,637)	(60,060)
General and administrative expenses		(185,003)	(273,722)
Research and development expenses		(8,839)	(18,987)
Income from operations		222,299	358,671

Other income (expenses):
Interest income		25,668	7,781
Interest expenses		(466,691)	(569,295)
Foreign currency exchange loss, net		(2,758)	(17,206)
Government grants		1,195	12,578
Gain from purchase price adjustment	8	—	55,154
Others, net		3,325	1,326
Loss before income taxes		(216,962)	(150,991)

Income tax expenses	20	(12,817)	(42,087)
Net loss		(229,779)	(193,078)
Change in redemption value of redeemable preferred shares	14	(17,760)	—
Cumulative dividend on redeemable preferred shares	14	(13,472)	(26,667)

Net loss attributable to ordinary shareholders		(261,011)	(219,745)

Loss per ordinary share
Basic and diluted	22	(0.24)	(0.19)

Weighted average number of ordinary share outstanding
Basic and diluted	22	1,070,590,091	1,186,168,652

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Six-month periods ended June 30,
	2019	2020
	(unaudited)

Net loss	(229,779)	(193,078)
Other comprehensive income
Foreign currency translation adjustments, net of nil tax	66,872	5,609

Comprehensive loss	(162,907)	(187,469)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of RMB, except share data and per share data, or otherwise noted)

				Additional	Accumulated other
		Ordinary Shares		paid-in	comprehensive	Accumulated	Total
	Note	Number	Amount	capital	income (loss)	deficit	equity
(unaudited)
Balance at January 1, 2019		1,007,069,643	341	7,275,945	(139,254)	(1,615,107)	5,521,925

Loss for the period		—	—	—	—	(229,779)	(229,779)
Other comprehensive income		—	—	—	66,872	—	66,872
Total comprehensive loss		—	—	—	66,872	(229,779)	(162,907)

Issuance of ordinary shares	17	109,850,744	37	2,982,205	—	—	2,982,242
Shares surrendered		(6)	—	—	—	—	—
Shares issued to depository bank	22	48,962,896	16	(16)	—	—	—
Change in redemption value of redeemable preferred shares	22	—	—	(17,760)	—	—	(17,760)
Redeemable preferred shares dividends	22	—	—	(13,472)	—	—	(13,472)
Share-based compensation	18	—	—	62,934	—	—	62,934
Exercise of share options		8,200,744	—	42,666	—	—	42,666
Settlement of liability-classified restricted shares award	18	121,568	—	3,627	—	—	3,627
Settlement of share options and restricted share awards with shares held by depository bank		(8,322,312)	—	—	—	—	—

Balance at June 30, 2019		1,165,883,277	394	10,336,129	(72,382)	(1,844,886)	8,419,255

				Additional	Accumulated other
		Ordinary Shares		paid-in	comprehensive	Accumulated	Total
	Note	Number	Amount	capital	income (loss)	deficit	equity

Balance at January 1, 2020		1,216,432,715	412	12,403,043	(52,684)	(2,057,190)	10,293,581

Loss for the period		—	—	—	—	(193,078)	(193,078)
Other comprehensive income		—	—	—	5,609	—	5,609
Total comprehensive loss		—	—	—	5,609	(193,078)	(187,469)

Issuance of ordinary shares	17	62,153,848	22	3,533,263	—	—	3,533,285
Redeemable preferred shares dividends	22	—	—	(26,667)	—	—	(26,667)
Share-based compensation	18	—	—	133,842	—	—	133,842
Exercise of share options	18	13,960,096	—	77,415	—	—	77,415
Vesting of restricted shares	18	3,511,800	—	—	—	—	—
Settlement of liability-classified restricted shares award	18	100,136	—	4,675	—	—	4,675
Settlement of share options and restricted share awards with shares held by depository bank		(17,572,032)	—	—	—	—	—

Balance at June 30, 2020		1,278,586,563	434	16,125,571	(47,075)	(2,250,268)	13,828,662

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Six-month periods ended June 30,
	Note	2019	2020
		(unaudited)
Cash flows from operating activities:
Net loss		(229,779)	(193,078)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of debt issuance cost and debt discount		53,512	57,135
Depreciation and amortization		523,213	709,223
Operating lease cost relating to prepaid land use rights		—	5,217
Gain on disposal of property and equipment		(302)	(587)
Share-based compensation expense	18	62,934	133,842
Gain from purchase price adjustment		—	(55,154)
Loss from equity method investment		—	2,886
Allowance for doubtful accounts	4	81	319
Deferred tax benefit	20	(20,852)	(60,264)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable		(318,442)	(427,796)
VAT recoverable		(148,832)	(149,564)
Prepaid expenses		(19,626)	(23,318)
Other current assets		(27,688)	(5,953)
Other non-current assets		(7,574)	(50,678)
Accounts payable		37,142	94,492
Deferred revenue		27,823	(31,195)
Accrued expenses and other payables		114,743	22,993
Other long-term liabilities		5,231	23,094
Operating leases		4,520	(35,376)
Net cash provided by operating activities		56,104	16,238

Cash flows from investing activities
Payments for purchase of property and equipment and land use rights		(1,351,549)	(3,564,025)
Cash acquired from the business combinations	8	—	2,349
Cash paid for the business combinations		—	(320,000)
Cash paid for the asset acquisitions		(22,113)	(4,582)
Cash paid for equity investments		(6,000)	—
Refund of deposits (deposits paid) for potential acquisitions		1,000	(15,000)
Proceeds from sale of property and equipment		5,069	16,422
Net cash used in investing activities		(1,373,593)	(3,884,836)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Six-month periods ended June 30,
	Note	2019	2020
		(unaudited)

Cash flows from financing activities:
Proceeds from short-term borrowings		201,969	496,653
Proceeds from long-term borrowings		2,741,183	2,702,543
Repayment of short-term borrowings		(613,368)	(158,375)
Repayment of long-term borrowings		(1,140,222)	(1,196,269)
Payment of issuance cost of borrowings		(119,832)	(55,677)
Proceeds from exercise of stock options		43,508	77,415
Net proceeds from issuance of ordinary shares	17	2,982,242	3,560,004
Net proceeds from issuance of redeemable preferred shares	14	989,349	—
Payment of redeemable preferred shares dividends	14	(11,458)	(40,068)
Payment under finance lease and other financing obligations	12	(196,310)	(78,888)
Proceeds from other financing arrangements		—	621,162
Deferred payments for purchase of property and equipment		—	(34,432)
Payment of contingent consideration for the acquisition of subsidiaries		(107,684)	(21,676)
Net cash provided by financing activities		4,769,377	5,872,392

Effect of exchange rate changes on cash and restricted cash		113,320	49,487

Net increase in cash and restricted cash		3,565,208	2,053,281
Cash and restricted cash at beginning of period		2,284,748	5,973,262
Cash and restricted cash at end of period		5,849,956	8,026,543

Supplemental disclosures of cash flow information
Interest paid		383,423	488,256
Income tax paid		8,175	71,097
Supplemental disclosures of non-cash investing and financing activities
Changes in consideration payable for the acquisition of subsidiaries		10,000	561,926
Settlement of liability-classified restricted share award	18	3,627	4,675

See accompanying notes to consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1     DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

(a)Description of business

GDS Holdings Limited (the “Parent” or “GDS Holdings”) was incorporated in the Cayman Islands on December 1, 2006. GDS Holdings and its consolidated subsidiaries and consolidated variable interest entities (collectively referred to as the “Company”) are principally engaged in providing colocation, managed hosting and managed cloud services in the People’s Republic of China (the “PRC” excluding Taiwan, the Hong Kong Special Administrative Region (the “Hong Kong SAR”) and the Macau Special Administrative Region for the purposes of these consolidated financial statements only) and Hong Kong SAR. The Company operates its data centers in Hong Kong SAR, Shanghai Municipality, Beijing Municipality, Jiangsu Province, Guangdong Province, Sichuan Province, Hebei Province and Inner Mongolia of the PRC and serves customers that primarily operate in the cloud, internet and banking industries.

(b)Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousand.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of GDS Holdings, its subsidiaries and consolidated variable interest entities and variable interest entities' subsidiaries for which the Company is the primary beneficiary.

In certain regions of the PRC, the Company's operations are conducted through Shanghai Xinwan Enterprise Management Co., Ltd. ("Management HoldCo"), Beijing Wanguo Chang’an Science and Technology Co., Ltd. (“GDS Beijing"), GDS Beijing's subsidiaries and Shanghai Shu’an Data Services Co., Ltd. (“GDS Shanghai") (referred to as the “VIEs”) to comply with the PRC laws and regulations, which prohibit foreign investments in companies that are engaged in data center related business in those regions. Individuals acting as nominee equity holders ultimately hold the legal equity interests of the VIEs on behalf of the Company.

The equity holders of GDS Beijing and GDS Shanghai were William Wei Huang, CEO of the Company, and his relative. In order to enhance corporate governance and facilitate administration of the VIEs, in December 2019, GDS Holdings completed transfer of ownership of the 100% equity interest of GDS Beijing and GDS Shanghai from William Wei Huang and his relative to a newly established holding company, Management HoldCo. The entire equity interest in Management HoldCo is held by a number of management personnel designated by the Board of Directors of GDS Holdings. In conjunction with the transfer of legal ownership, GDS (Shanghai) Investment Co., Ltd. ("GDS Investment Company"), a subsidiary of GDS Holdings, entered into a series of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai to replace the previous contractual arrangements with GDS Beijing and GDS Shanghai on substantially the same terms under such previous contractual arrangements. The previous contractual arrangements were terminated simultaneously when the current contractual arrangements came into effect, and the subsidiary of GDS Holdings under the previous and current contractual arrangements is the same entity, namely GDS Investment Company. GDS Holdings also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. William Wei Huang acts as the Chairman of the board of directors of Management HoldCo, GDS Investment Company, GDS Beijing and GDS Shanghai and their subsidiaries respectively. Other management members of GDS and board appointee serve as directors and officers of Management HoldCo., GDS Investment Company, GDS Beijing and GDS Shanghai and their subsidiaries.

This restructuring could reduce risk by allocating ownership of the VIEs among a larger number of individual management shareholders, and strengthen corporate governance with the establishment of the board of directors in the VIEs and its subsidiaries. This restructuring could also create a more stable ownership structure by avoiding reliance on a single or small number of natural persons, and by buffering the ownership of the VIEs with an additional layer of legal entities, creating an institutional structure that is tied to the Company's management philosophy and culture.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

VIE Agreements were entered into among GDS Beijing, GDS Shanghai, Management HoldCo, its shareholders and GDS Investment Company. The following is a summary of the contractual VIE Agreements entered among GDS Investment Company, GDS Beijing, GDS Shanghai, Management HoldCo and its shareholders.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Management HoldCo has pledged all of his or her equity interest in Management HoldCo as a continuing first priority security interest in favor of GDS Investment Company, as applicable, to respectively guarantee Management HoldCo's and its shareholders' performance of their obligations under the relevant contractual arrangement, and Management HoldCo has pledged all of its equity interest in GDS Beijing and GDS Shanghai as a continuing first priority security interest in favor of GDS Investment Company, as applicable, to respectively guarantee their performance of their obligations under the relevant contractual arrangement, which include the exclusive technology license and service agreement, loan agreement, exclusive call option agreement, and shareholder voting rights proxy agreement, and intellectual property rights license agreement. If GDS Beijing or GDS Shanghai or Management HoldCo or any of its shareholders breaches their contractual obligations under these agreements, GDS Investment Company, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Management HoldCo, GDS Beijing and GDS Shanghai in accordance with PRC law. Management HoldCo and each of its shareholders agrees that, during the term of the equity interest pledge agreements, it or he or she will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of GDS Investment Company. The equity interest pledge agreements remain effective until GDS Beijing and GDS Shanghai and Management HoldCo and its shareholders discharge all their obligations under the contractual arrangements. The equity pledge has been registered by Management HoldCo, GDS Beijing and GDS Shanghai in favor of GDS Investment Company with the relevant office of the Administration for Market Regulation in accordance with the PRC Property Rights Law.

Shareholder Voting Rights Proxy Agreements. Pursuant to the shareholder voting rights proxy agreements, each of GDS Beijing, GDS Shanghai, Management HoldCo and each of its shareholders has irrevocably appointed the PRC citizen(s) as designated by GDS Investment Company to act as GDS Beijing's, GDS Shanghai's, Management HoldCo's and its such shareholder 's exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Management HoldCo, GDS Beijing, GDS Beijing's subsidiaries, GDS Shanghai and GDS Shanghai's subsidiaries requiring shareholder approval, and appointing directors and executive officers. GDS Investment Company is also entitled to change the appointment by designating another PRC citizen(s) to act as exclusive attorney- in-fact of GDS Beijing, GDS Shanghai, Management HoldCo and its shareholders with prior notice to Management HoldCo or its such shareholders. Each shareholder voting rights proxy agreement will remain in force for so long as Management HoldCo remains a shareholder of GDS Beijing or GDS Shanghai and the shareholder remains a shareholder of Management HoldCo, as applicable.

Exclusive Technology License and Service Agreements. Under the exclusive technology license and service agreements, GDS Investment Company licenses certain technology to each of Management Holdco, GDS Beijing and GDS Shanghai and GDS Investment Company has the exclusive right to provide Management HoldCo, GDS Beijing and GDS Shanghai with technical support, consulting services and other services. Without GDS Investment Company's prior written consent, each of Management HoldCo, GDS Beijing and GDS Shanghai agrees not to accept the same or any similar services provided by any third party. Each of Management HoldCo, GDS Beijing and GDS Shanghai agrees to pay service fees on a yearly basis and at an amount equivalent to all of its net profits as confirmed by GDS Investment Company. GDS Investment Company owns the intellectual property rights arising out of its performance of these agreements. In addition, each of Management HoldCo, GDS Beijing and GDS Shanghai has granted GDS Investment Company an exclusive right to purchase or to be licensed with any or all of the intellectual property rights of Management HoldCo, GDS Beijing or GDS Shanghai at the lowest price permitted under PRC law. Unless otherwise agreed by the parties, these agreements will continue remaining effective.

Intellectual Property Rights License Agreements. Pursuant to an intellectual property rights license agreement between GDS Investment Company and each of Management HoldCo, GDS Beijing and GDS Shanghai, Management HoldCo, GDS Beijing and GDS Shanghai has granted GDS Investment Company an exclusive license to use for free any or all of the intellectual property rights owned by each of them from time to time, and without the parties' prior written consent, Management HoldCo, GDS Beijing and GDS Shanghai cannot take any actions, including without limitation to, transferring or licensing outside its ordinary course of business any intellectual property rights to any third parties, which may affect or undermine GDS Investment Company's use of the licensed intellectual property rights from Management HoldCo, GDS Beijing and GDS Shanghai. The parties have also agreed under the agreement that GDS Investment Company should own the new intellectual property rights developed by it regardless whether such development is dependent on any of the intellectual property rights owned by Management HoldCo, GDS Beijing and

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

GDS Shanghai. This agreement can only be early terminated by prior mutual consent of the parties and need to be renewed upon GDS Investment Company's unilateral request.

Exclusive Call Option Agreements. Pursuant to the exclusive call option agreements, Management HoldCo and each of its shareholders has irrevocably granted GDS Investment Company an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of Management HoldCo's equity interests in GDS Beijing and GDS Shanghai or its such shareholders' equity interests in Management HoldCo. The purchase price should equal to the minimum price required by PRC law or such other price as may be agreed by the parties in writing. Without GDS Investment Company's prior written consent, Management HoldCo and its shareholders have agreed that each of Management HoldCo, GDS Beijing and GDS Shanghai shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans, distribute dividends to the shareholders and etc. These agreements will remain effective until all equity interests of Management HoldCo, GDS Beijing and GDS Shanghai held by their shareholders have been transferred or assigned to GDS Investment Company or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between GDS Investment Company and Management HoldCo or its shareholders, GDS Investment Company has agreed to extend loans in an aggregate amount of RMB310,100 to Management HoldCo solely for the capitalization of GDS Beijing and GDS Shanghai and RMB1,000 to the shareholders of Management HoldCo solely for the capitalization of Management HoldCo. Pursuant to the loan agreements, GDS Investment Company has the right to require repayment of the loans upon delivery of thirty-day's prior notice to Management HoldCo or its shareholders, as applicable, and Management HoldCo or its shareholders can repay the loans by either sale of their equity interests in GDS Beijing and GDS Shanghai or Management HoldCo, as applicable, to GDS Investment Company or its designated person(s) pursuant to their respective exclusive call option agreements, or other methods as determined by GDS Investment Company pursuant to its articles of association and the applicable PRC laws and regulations.

Under the terms of the VIE Agreements, the Company has (i) the right to receive service fees on a yearly basis at an amount equivalent to all of the net profits of the VIEs under the exclusive technology license and services agreements when such services are provided; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIEs; (iii) the right to receive the residual benefits of the VIEs through its exclusive option to acquire 100% of the equity interests in the VIEs, to the extent permitted under PRC law; and (iv) the right to require each of the shareholder of the VIEs to appoint the PRC citizen(s) as designated by GDS Investment Company to act as such shareholder 's exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of the VIEs requiring shareholder approval, disposing of all or part of the shareholder 's equity interest in the VIEs, and appointing directors and executive officers.

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, the Company has a controlling financial interest in the VIEs because the Company has (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIEs that could potentially be significant to the VIEs. The terms of the VIE Agreements and the Company’s financial support to the VIEs were considered in determining that the Company is the primary beneficiary of the VIEs. Accordingly, the financial statements of the VIEs are consolidated in the Company’s consolidated financial statements.

Under the terms of the VIE Agreements, the VIEs’ equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the equity (net assets) or deficits (net liabilities) and net income (loss) of the VIEs are attributed to the Company.

The Company has been advised by its PRC legal counsel that each of the VIE agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws and the ownership structure of the VIEs does not violate applicable PRC Laws. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and future PRC laws and regulations. There can be no assurance that the PRC authorities will take a view that is not contrary to or otherwise different. If the current ownership structure of the Company and the VIE Agreements are determined to be in violation of any existing or future PRC laws and regulations, the PRC government could:

●	Levy fines on the Company or confiscate income of the Company;
●	Revoke or suspend the VIEs' business or operating licenses;

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

●	Discontinue or place restrictions or onerous conditions on VIE's operations;
●	Require the Company to discontinue their operations in the PRC;
●	Require the Company to undergo a costly and disruptive restructuring;
●	Take other regulatory or enforcement actions that could be harmful to the Company's business.

The imposition of any of these government actions could result in the termination of the VIE agreements, which would result in the Company losing the (i) ability to direct the activities of the VIEs and (ii) rights to receive substantially all the economic benefits and residual returns from the VIEs and thus result in the deconsolidation of the VIEs in the Company's consolidated financial statements.

The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries included in the consolidated financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries, including the liabilities with recourse to the primary beneficiary, which represented the borrowings guaranteed by GDS Holdings.

	As of
	December 31, 2019	June 30, 2020
Assets
Current assets
Cash	730,960	888,353
Accounts receivable, net of allowance for doubtful accounts	858,764	1,278,630
VAT recoverable	46,817	45,870
Prepaid expenses	39,124	55,175
Other current assets	32,929	45,152
Total current assets	1,708,594	2,313,180

Property and equipment, net	2,911,727	2,834,443
Intangible assets, net	159,860	149,278
Operating lease right-of-use assets	91,329	169,556
Deferred tax assets	34,157	39,486
Restricted cash	29,508	49,987
VAT recoverable	136,011	123,264
Other non-current assets	75,873	98,761
Total assets	5,147,059	5,777,955

Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	493,614	536,023
Accounts payable	181,448	243,637
Accrued expenses and other payables	160,401	199,029
Deferred revenue	68,003	52,290
Operating lease liabilities, current	31,869	41,576
Finance lease and other financing obligations, current	125,318	27,339
Total current third-party liabilities	1,060,653	1,099,894

Long-term borrowings, excluding current portion	1,335,084	1,289,454
Operating lease liabilities, non-current	66,387	133,719
Finance lease and other financing obligations, non-current	921,965	986,301
Deferred tax liabilities	76,297	81,302
Other long-term liabilities	29,950	20,496
Total third-party liabilities	3,490,336	3,611,166
Amounts due to GDS Holdings and its non-VIE subsidiaries, net	1,534,768	1,957,479
Total liabilities	5,025,104	5,568,645

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of December 31, 2019 and June 30, 2020, accounts receivable of RMB83,468 and RMB85,870, respectively, and property and equipment of RMB114,344 and RMB150,800, respectively, of VIEs were pledged solely to secure banking borrowings of VIEs.

Net revenue, net income, operating, investing and financing cash flows of the VIEs that were included in the Company’s consolidated financial statements for the six-month periods ended June 30, 2019 and 2020 are as follows:

	Six-month periods ended June 30,
	2019	2020
	(unaudited)

Net revenue	1,837,452	2,489,175
Net income	7,036	87,354
Net cash provided by operating activities	24,371	261,379
Net cash used in investing activities	(91,297)	(68,734)
Net cash used in financing activities	(4,790)	(14,773)

The unrecognized revenue producing assets that are held by the VIEs comprise of internally developed software, intellectual property and trademarks which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

Costs recognized by the VIEs for outsourcing and other services provided by other entities within the Company were RMB921,386 (unaudited) and RMB1,319,663, respectively for the six-month periods ended June 30, 2019 and 2020, net of the services provided to other entities within the Company. These inter-company transactions are eliminated in the consolidated financial statements.

(b)   Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the useful lives of long-lived assets, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the fair value of the reporting unit for the goodwill impairment test, the allowance for doubtful accounts receivable, the valuation of derivatives, the realization of deferred income tax assets, the fair value of share-based compensation awards, the recoverability of long-lived assets, valuation  of right-of-use assets and the fair value of the asset retirement obligation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)   Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company does not have any cash equivalents as of December 31, 2019 and June 30, 2020.

(d)   Restricted cash

Restricted cash represents amounts held by banks, which are not available for the Company’s use, as security for bank borrowings, related interests and certain special capital expenditures. Upon repayment of bank borrowings and the related interests, the deposits are released by the bank and available for general use by the Company.

(e)   Fair value of financial instruments

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels (Note 16 to the consolidated financial statements):

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

(f)   Contract balances

The timing of revenue recognition, billings and cash collections result in accounts receivable, contract assets and contract liabilities (i.e. deferred revenue). Accounts receivable are recorded at the invoice amount, net of an allowance for doubtful account and is recognized in the period when the Company has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Prior to the adoption of ASC 326, Financial Instruments – Credit Loss, the Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, the accounts receivable aging, and the customers’ repayment patterns. The Company reviews its allowance for doubtful accounts on a customer-by-customer basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Upon adoption of ASC 326 starting from January 1, 2020, the provision of credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical credit loss experience, adjusted for relevant factors impacting collectability and forward-looking information indicative of external market conditions. While the Company uses the best information available in making determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond the Company’s control. Accounts receivable that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts. The Company does not have any off-balance-sheet credit exposure related to its customers.

A contract asset exists when the Company has transferred products or provided services to its customers but customer payment is contingent upon satisfaction of additional performance obligations. Contract assets are recorded in other current assets and other assets in the consolidated balance sheet.

Deferred revenue (a contract liability) is recognized when the Company has an unconditional right to a payment before it transfers goods or services to customers.

(g)   Equity Method Investments

The Company’s investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are generally accounted for under the equity method of accounting, as the Company concluded it does not have control, but has the ability to exercise significant influence over the investees. Equity method investments are initially measured at cost, and are subsequently adjusted for cash contributions, distributions and the Company’s share of the income and losses of the investees. The Company records its equity method investment in other non-current assets in the consolidated balance sheet. The Company’s proportionate share of the income or loss from its equity method investment are recorded in others, net in the consolidated statement of operations. The Company reviews its investment periodically to determine if any investment may be impaired considering both qualitative and quantitative factors that may have a significant impact on the investees’ fair value. The Company did not record any impairment charges related to its equity method investment for the six-month periods ended June 30, 2019 and 2020. Equity method investment is recorded in other non-current assets on the consolidated balance sheets.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(h)   Property and equipment

Property and equipment are carried at cost less accumulated depreciation and any recorded impairment. Property and equipment acquired under finance leases are initially recorded at the present value of minimum lease payments.

Gains or losses arising from the disposal of an item of property and equipment are determined based on the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

The estimated useful lives are presented below.

Land	Remaining lease terms
Buildings	Shorter of the lease term and 30 years
Data center equipment
- Machinery	10 - 20 years
- Other equipment	3 - 5 years
Leasehold improvement	Shorter of the lease term and the
estimated useful lives of the assets
Furniture and office equipment	3 - 5 years
Vehicles	5 years

Construction in progress primarily consists of the cost of data center buildings and the related construction expenditures that are required to prepare the data center buildings for their intended use.

No depreciation is provided in respect of construction in progress until it is substantially completed and ready for its intended use. Once a data center building is ready for its intended use and becomes operational, construction in progress is transferred to the respective category of property and equipment and is depreciated over the estimated useful life of the underlying assets.

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. For assets acquired under a finance lease, the assets are amortized in a manner consistent with the Company’s normal depreciation policy for owned assets if the lease transfers ownership to the Company by the end of the lease term or contains a bargain-purchase-option. Otherwise, assets acquired under a finance lease are amortized over the lease term.

(i)   Long-lived assets held for sale

Long-lived assets are classified as held-for-sale if: (1) the Company has committed to a plan to sell the assets that are available for sale in its present condition, including initiating actions to complete the sale that is probable to qualify for as a completed sale within one year; (2) it is unlikely that significant changes to the plan will be made or the plan will be withdrawn; (3) the assets are being marketed for sale at a price that is reasonable in related to its current value. Long-lived assets held for sale are recorded at the lower of carrying value and fair value less cost to sell. A loss shall be recognized for any initial or subsequent write-down to fair-value less cost to sell. Long-lived assets held for sale are not depreciated while classified as held for sale.

(j)   Leases

The Company is a lessee in several non-cancellable operating leases and finance leases, primarily for data centers, lands, offices and other equipment. The Company adopted ASC 842 on January 1, 2019, using a modified retrospective method.

The Company determines if an arrangement is or contains a lease at its inception.

The Company recognizes lease liabilities and right-of-use (“ROU”) assets at lease commencement date. Lease liabilities are initially and subsequently measured at the present value of unpaid lease payments at the lease commencement date and is subsequently measured at amortized cost using the effective-interest method. Since most of the Company’s leases do not provide an implicit rate, the Company uses its own incremental borrowing rate on a collateralized basis in determining the present value of unpaid lease payments.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

ROU assets are initially measured at cost, which consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Company. Variable lease payments are excluded from the measurement of ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. For operating leases, the Company recognizes a single lease cost on a straight-line basis over the remaining lease term. For finance leases, the ROU assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term. Amortization of the ROU assets are recognized and presented separately from interest expense on the lease liability.

ROU assets for operating and finance leases are periodically reduced by impairment losses. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

Prior to the adoption of ASC 842, Leases, prepayment for land use rights are presented as prepaid land use rights on the consolidated balance sheet and are measured at cost and subsequently amortized using the straight-line method. Upon the adoption of ASC 842 on January 1, 2019, land use rights acquired are assessed in accordance with ASC 842 and recognized in operating lease right-of-use assets if they meet the definition of operating lease, or property and equipment if they meet the definition of finance lease.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases (i.e. leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise).

The Company records an asset and related financing obligation for the estimated construction costs under build-to-suit lease arrangements where it controls the asset during construction. Upon completion of the construction and commencement of the lease terms, the Company assesses whether these arrangements qualify for sales recognition under the deemed sale-leaseback transaction. If the arrangements do not qualify for sales recognition under the sale-leaseback accounting guidance, the Company continues to be the deemed owner of the build-to-suit assets for financial reporting purposes. The Company keeps the construction costs of the assets on its balance sheet. In addition, lease payments less the portion considered to be interest expense decrease the financing liability.

If a lease is modified and that modification is not accounted for as a separate contract, the classification of the lease is reassessed as of the effective date of the modification based on its modified terms and conditions and the facts and circumstances as of that date.

(k)   Asset retirement costs

The Company’s asset retirement obligations are primarily related to its data center buildings, of which the majority are leased under long-term arrangements, and, in certain cases, are required to be returned to the landlords in their original condition.

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. The corresponding asset retirement costs are capitalized as part of the cost of leasehold improvements and are depreciated over the shorter of the asset or the term of the lease subsequent to the initial measurement. The Company accretes the liability in relation to the asset retirement obligations over time and the accretion expense is recorded in cost of revenue.

Asset retirement obligations are recorded in other long-term liabilities. The following table summarizes the activity of the asset retirement obligation liability:

Asset retirement obligations as of December 31, 2019	52,441
Additions	8,438
Accretion expense	1,840

Asset retirement obligations as of June 30, 2020	62,719

(l)   Intangible assets

Intangible assets acquired in the acquisitions comprised of customer relationships and licenses.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The weighted-average amortization period by major intangible asset class is as follows:

Customer relationships	5-15 years
Licenses	20 years

Customer relationships represent the orders, backlog and customer lists, which arise from contractual rights or through means other than contracts. Customer relationships are amortized using a straight-line method, as the pattern in which the economic benefits of the intangible assets are consumed or used up cannot be reliably determined. The amortization period of customer relationships is determined based on the remaining contractual period of the contracts with the customers at the time of acquisition and an estimate of the contract renewal period.

Licenses are amortized using a straight-line method over the estimated beneficial period. The amortization period of licenses is determined based on the terms of those licenses.

(m)   Prepaid land use rights

The land use rights represent the amounts paid and relevant costs incurred for the rights to use land in the PRC and Hong Kong SAR acquired before the adoption of ASC 842, and are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the remaining terms of the land use right ranging from 27 to 42 years.

(n)   Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition that are not individually identified and separately recognized.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit.

The Company has the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the goodwill impairment test is not required. If the goodwill impairment test is required, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. In assessing the qualitative factors, the Group considered the impact of key factors such as changes in the general economic conditions including the impact of COVID-19, changes in industry and competitive environment, stock price, actual revenue performance compared to previous years, and cash flow generation. Based on the results of the qualitative assessment completed as of June 30, 2020, there were no indicators of impairment. Therefore, no impairment charge was recognized for the six-month period ended June 30, 2020.

(o)   Impairment of long-lived assets

Long-lived assets (primarily including property and equipment, operating lease right-of-use assets and prepaid land use rights) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived assets or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the purposes of impairment testing of

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

long-lived assets, the Company has concluded that an individual data center is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When there were circumstances that require a long-lived asset or asset group for certain data centers be tested for possible impairment, the Company compared undiscounted cash flows generated by that asset or asset group to its carrying amount. As a result of the test, the carrying amount of the long-lived assets or asset group is recoverable on an undiscounted cash flow basis. Accordingly, no impairment losses were recorded for long-lived assets for the six-month period ended June 30, 2020.

(p)   Value-added-tax (“VAT”)

Entities that are VAT general taxpayers are permitted to offset qualified input VAT paid to suppliers against their output VAT upon receipt of appropriate supplier VAT invoices on an entity by entity basis. When the output VAT exceeds the input VAT, the difference is remitted to tax authorities, usually on a monthly basis; whereas when the input VAT exceeds the output VAT, the difference is treated as VAT recoverable which can be carried forward indefinitely to offset future net VAT payables. VAT related to purchases and sales which have not been settled at the balance sheet date is disclosed separately as an asset and liability, respectively, in the consolidated balance sheets.

As of December 31, 2019 and June 30, 2020, the Company recorded a VAT recoverable of RMB129,994 and RMB114,575 in current assets, and RRMB888,483 and RMB1,129,440 in non-current assets, respectively. The Company also recorded VAT payables of RMB7,886 and RMB16,663 in accrued expenses and other payables, respectively, in the consolidated balance sheets as of December 31, 2019 and June 30, 2020.

(q)   Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At the end of each reporting period, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognized immediately in profit or loss.

The Company entered into interest rate swap and foreign currency forward contracts primarily for the purpose to manage the interest rate risk for the long-term borrowings. The Company has elected not to apply hedge accounting to these derivative instruments and recognized all derivatives on the Company’s consolidated balance sheets at fair value. The Company estimates the fair value of its interest rate swap and foreign currency forward contracts using a pricing model based on market observable inputs. Fair value gains or losses associated with interest rate swap and foreign currency forward contracts are recorded within interest expenses and foreign exchange gain (loss) in the Company’s consolidated statements of operations. Cash received or paid for realized gains or losses associated with interest rate swap and foreign currency forward contracts are included in operating cash flows in the consolidated statements of cash flows.

For further information on derivative financial instruments, see Note 15 below.

(r)   Commitment and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(s)   Revenue recognition

The Company recognizes revenue as the Company satisfies a performance obligation by transferring control over a good or service to a customer. For each performance obligation satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Company does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time. Revenue is measured as the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

For contracts with customers that contain multiple performance obligations, the Company accounts for individual performance obligations separately if they are distinct or as a series of distinct obligations if the individual performance obligations meet the

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

series criteria. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The transaction price is allocated to the separate performance obligation on a relative standalone selling price basis. The standalone selling price is determined based on overall pricing objectives, taking into consideration market conditions, geographic locations and other factors.

The Company derives revenue primarily from the delivery of (i) colocation services; (ii) managed services, including managed hosting services and managed cloud services. The remainder of the Company’s revenue is from IT equipment sales that are either sold on a stand-alone basis or bundled in a managed service contract arrangement and consulting services.

Colocation services are services where the Company provides space, power and cooling to customers for housing and operating their IT system equipment in the Company’s data centers.

Managed hosting services are services where the Company provides outsourced services to manage the customers’ data center operations, including data migration, IT operations, security and data storage.

Managed cloud services are services where the Company offers direct private connection to major cloud platforms, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services.

Certain contracts with customers for colocation services and managed services provide for variable considerations that are primarily based on the usage of such services. Revenues on such contracts are recognized based on the agreed usage-based fees as the actual services are rendered throughout the contract term. Certain contracts with remaining customers provide for a fixed consideration over the contract service period. Revenue on such contracts are recognized on a straight-line basis over the term of the contract.

In certain colocation and managed hosting service contracts, the Company agrees to charge customers for their actual power consumption. Relevant revenue is recognized based on actual power consumption during each period. In certain other colocation and managed hosting service contracts, the Company specifies a fixed power consumption limit each month for customers. If a customer ’s actual power consumption is below the limit, no additional fee is charged. If the actual power consumption is above the limit, the Company charges the customer additional  power  consumption fees calculated based on the portion of actual power consumption exceeding the limit, multiplied by a fixed unit price, which is determined based on market price, without providing the customer with any rights to acquire additional goods or services. Accordingly, relevant revenue is recognized each month based on actual additional power consumption fees.

The Company’s colocation service and managed service contracts with customers contain both lease and non-lease components. The Company elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if i) they have the same timing and pattern of transfer; and ii) the lease component, if accounted for separately, would be classified as an operating lease. The Company elected to apply the practical expedient on the contracts that meet the conditions. In addition, the Company has performed a qualitative analysis to determine that the non-lease component is the predominant component of its revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance (“Topic 606”). For contracts that do not meet the conditions required to adopt the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance (“Topic 842”), which is immaterial for the six-month periods ended June 30, 2019 and 2020. The Company has elected to apply the practical expedient on a prospective basis.

Revenue recognized for colocation or managed hosting and cloud services delivered prior to billing is recorded within accounts receivable. The Company generally bills the customer on a monthly or quarterly basis in arrears.

Cash received in advance from customers prior to the delivery of the colocation or managed hosting and cloud services is recorded as deferred revenue.

The sale of IT equipment is recognized when the customer obtains control of the equipment, which is typically when delivery has occurred, the customer accepts the equipment and the Company has no performance obligation after the delivery.

In certain managed service contracts, the Company sells and delivers IT equipment such as servers and computer terminals prior to the delivery of the services. Since sale of equipment can be distinguished and is separately identifiable from other promises in the contract and it is distinct within the context of the contract, the sale of equipment is considered a separate performance obligation.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Accordingly, the contract consideration is allocated to the equipment and the managed services based on their relative standalone selling prices.

Consulting services are provided to customers for a fixed amount over the service period, usually less than one year. The Company recognizes revenues from consulting services over the period when the services were provided, since customers simultaneously receive and consume the benefit of the services. The Company uses the input method based on the pattern of service provided to the customers.

Revenue is generally recognized on a gross basis as the Company is primarily responsible for fulfilling the contract, assumes inventory risk and has discretion in establishing the price when selling to the customer. To the extent the Company does not meet the criteria for recognizing revenue on a gross basis, the Company records the revenue on a net basis.

(t)   Cost of revenues

Cost of revenues consists primarily of utility costs, depreciation of property and equipment, rental costs, labor costs and other costs directly attributable to the provision of the service revenue.

(u)   Research and development and advertising costs

Research and development and advertising costs are expensed as incurred. Research and development costs amounted to RMB8,839 (unaudited) and RMB18,987, respectively for the six-month periods ended June 30, 2019 and 2020. Research and development costs consist primarily of payroll and related personnel costs for developing or significantly improving the Company’s services and products.

Advertising costs amounted to RMB2,308 (unaudited) and RMB1,669, respectively for the six-month periods ended June 30, 2019 and 2020.

(v)   Government grants

Government grants are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Company for expenses incurred are recognized as a reduction of expenses in the consolidated statements of operations. Subsidies that are not associated with expenses are recognized as other income.

Subsidies for the acquisition of property and equipment are recorded as a liability until earned and then depreciated over the useful life of the related assets as a reduction of the depreciation charges. Subsidies for obtaining the rights to use land are recorded as a liability until earned and then amortized over the land use right period as a reduction of the amortization charges of the related land use rights. In 2010 and 2011, the Company received government subsidies that required the Company to operate in a particular area for a certain period. The Company recorded the subsidies in other long-term liabilities when the subsidies were received and subsequently recognized as government subsidy income ratably over the period the Company is required to operate in the area. In 2017, the Company received government subsidies that required the Company to pass certain inspection on the related project. The Company recorded such subsidies in other long-term liabilities when received, which are reclassified to accrued expenses and other payables when the inspection is expected to be completed within one year, and will be recorded as government subsidy income when the conditions are met.

As of December 31, 2019 and June 30, 2020, deferred government grants of RMB6,507 and RMB6,196 are recorded in other long-term liabilities, respectively. Deferred government grants of RMB6,003 and RMB172 are recorded in accrued expenses and other payables, respectively, in the consolidated balance sheets as of December 31, 2019 and June 30, 2020.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(w)   Capitalized interest

A reconciliation of total interest costs to “Interest expenses” as reported in the consolidated statements of operations for six-month periods ended June 30, 2019 and 2020 is as follows:

	Six-month periods ended June 30,
	2019	2020
	(unaudited)

Total interest costs	510,568	598,296
Less: interest costs capitalized	(43,877)	(29,001)

Interest expenses	466,691	569,295

Interest costs that are directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. The capitalization of interest costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, interest costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of interest costs is ceased when the asset is substantially complete and ready for its intended use.

(x)   Debt issuance costs

Debt issuance costs are capitalized and are amortized over the life of the related debts based on the effective interest method. Such amortization is included as a component of interest expense.

Unamortised debt issuance costs of RMB273,822 and RMB277,563 are presented as a reduction of debt as of December 31, 2019 and June 30, 2020, respectively.

(y)   Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

(z)   Share-based compensation

The Company accounts for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity instrument issued. The grant-date fair value of the award is recognized as compensation expense, net of forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

Awards granted to employees with performance conditions attached are measured at fair value on the grant date and are recognized as the compensation expenses in the period and thereafter when the performance goal becomes probable to achieve. Awards granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as the compensation

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

expenses over the estimated requisite service period, regardless of whether the market condition has been satisfied if the requisite service period is fulfilled.

The Company recognizes the estimated compensation cost of service-based restricted share based on the fair value of its ordinary shares on the date of the grant. The Company recognizes the compensation cost, net of forfeitures, over its respective vesting term. The Company recognizes the estimated compensation cost of performance-based restricted share based on the fair value of its ordinary shares on the date of the grant. The rewards are earned upon attainment of identified performance goals. The Company recognizes the compensation cost, net of forfeitures, over the performance period. The Company also adjusts the compensation cost based on the probability of performance goal achievement at the end of each reporting period.

The Company accounts for forfeitures when they occur. Compensation cost previously recognized are reversed in the period the award is forfeited, for an award that is forfeited before completion of the requisite service period.

Share-based payment transactions with nonemployees in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of either the date on which the counterparty’s performance is complete or the date at which a commitment for performance by the counterparty to earn the equity instrument is reached.

For further information on share-based compensation, see Note 18 below.

(aa)  Employee benefits

Pursuant to relevant PRC regulations, the Company is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 28% to 49% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of operations when the related service is provided.

(bb)  Foreign currency translation and foreign currency risks

The functional currency of GDS Holdings is the USD (“US$”), whereas the functional currency of its subsidiaries and consolidated VIEs in PRC, subsidiaries in Hong Kong SAR and subsidiaries in Singapore is the RMB, Hong Kong dollar (“HKD”) and Singapore dollar (“SGD”), respectively. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC.

Transactions denominated in currencies other than the functional currency are re- measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are recognized in profit or loss and are reported in foreign currency exchange gain (loss) on a net basis.

The results of foreign operations are translated into RMB at the exchange rate as of the balance sheet date for assets and liabilities, the average daily exchange rate for each month for income and expense items and the historical exchange rates for equity accounts. Translation gains and losses are recorded in other comprehensive income and accumulated in the translation adjustment component of equity until the sale or liquidation of the foreign entity.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and restricted cash denominated in RMB amounted to RMB2,119,758 and RMB2,693,980 as of December 31, 2019 and June 30, 2020, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

As of June 30, 2020, the Company’s cash and restricted cash were deposited in major financial institutions located in PRC, Hong Kong SAR, US and Singapore, and were denominated in the following currencies:

	RMB	USD	HKD	JPY	EUR	SGD

In PRC	2,657,679	71,653	—	—	—	—
In Hong Kong SAR	36,301	17,641	210,906	30,909	146	—
In US	—	630,873	—	—	—	—
In Singapore	—	4,258	—	—	—	1,605

Total in original currency	2,693,980	724,425	210,906	30,909	146	1,605
RMB equivalent	2,693,980	5,128,567	192,641	2,034	1,166	8,155

(cc)  Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalent, restricted cash, and accounts receivable. The Company’s investment policy requires cash and cash equivalents and restricted cash to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Company regularly evaluates the credit standing of the counterparties or financial institutions.

The Company conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Company determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services or sell the products to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments. Historically, credit losses on accounts receivable have been insignificant.

(dd)  Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) attributable to the Company’s ordinary shareholders is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. The Company’s redeemable preferred shares (Note 14) are participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders. These participating securities are not included in the computation of basic loss per ordinary share in periods when the Company reports net loss, because these participating security holders have no obligation to share in the losses of the Company.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to the Company’s ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents include the ordinary shares issuable upon the exercise of the outstanding share options (using the treasury stock method) and conversion of redeemable preferred shares and convertible bonds (using the as-if- converted method). Potential dilutive securities are not included in the calculation of diluted earnings (loss) per share if the impact is anti-dilutive.

(ee)  Changes in accounting principle

1)	The Company adopted ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement on January 1, 2020. This ASU changes the fair value measurement disclosure requirements of ASC 820. Under this ASU, key provisions include new, eliminated and modified disclosure. The adoption of this ASU does not have a material impact on the consolidated financial statements.
2)	The Company adopted ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment on January 1, 2020. This ASU is to simplify the subsequent measurement of goodwill. The ASU eliminates step 2 from the goodwill impairment test and the requirements for any reporting unit with a zero or negative carrying amount to

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This ASU is applied on a prospective basis. The adoption of this standard does not have impact on the Company’s consolidated financial statements.
3)	The Company adopted ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326” on January 1, 2020 using the modified retrospective approach. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASC 326 eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. This adoption did not have material impact on the Company’s consolidated financial statements.

(ff)  Recently Issued Accounting Standards

In December 2019, the FASB issued ASU 2019-12, Income Tax (Topic 740), Simplifying the Accounting for Income Taxes, which simplifies accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The ASU also improves consistent application of and simplifies GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public entities, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted including adoption in any interim period for periods for which financial statements have not yet been issued. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments – Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact on the adoption of this standard will have on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40), which reduces the number of accounting models for convertible debt instruments and convertible preferred stock and clarifies the scope and certain requirements under Subtopic 815-40. The ASU also improves the guidance related to the disclosures and earnings-per-share (EPS) for convertible instruments and contract in entity's own equity. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact on the adoption of this standard will have on its consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

3     CASH AND RESTRICTED CASH

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statements of cash flows is as follows:

	As of
	December 31,	June 30,
	2019	2020

Cash	5,810,938	7,742,082
Restricted cash - current assets	34,299	112,756
Restricted cash - non-current assets	128,025	171,705

Total cash and restricted cash shown in the consolidated statements of cash flows	5,973,262	8,026,543

Restricted cash was mainly for the purpose of securing the repayment of long-term bank borrowings and related interests and certain specific capital expenditure.

4     CONTRACT BALANCES

Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	As of
	December 31,	June 30,
	2019	2020

Accounts receivable	881,177	1,388,987
Less: allowance for doubtful accounts	(133)	(452)
Accounts receivable, net	881,044	1,388,535

Including:
- Current portion	879,962	1,388,535
- Non-current portion	1,082	—

As of December 31, 2019 and June 30, 2020, the accounts receivable expected to be received after one year amounted to RMB1,082 and nil  were recorded in other non-current assets in the consolidated balance sheet, respectively.

Accounts receivable of RMB520,382 and RMB949,474 was pledged as security for bank loans (Note 9) as of December 31, 2019 and June 30, 2020, respectively. Accounts receivable of RMB115,349 was pledged as security for finance lease and other financing obligations (Note 12) as of June 30, 2020.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The following table presents the movement of the allowance for doubtful accounts:

	Six-month periods ended June 30,
	2019	2020
	(unaudited)

Balance at the beginning of the period	241	133
Allowance made during the period	81	319

Balance at the end of the period	322	452

During the six-month periods ended June 30, 2019 and 2020, the Company made an allowance on accounts receivable of RMB81 (unaudited) and RMB319, respectively.

Deferred Revenue

The opening and closing balances of the Company’s deferred revenue are as following:

Deferred revenue

Beginning balance as of January 1, 2020	105,735
Decrease	(31,044)

Closing balance as of June 30, 2020	74,691

The difference between the opening and closing balances of the Company's deferred revenue primarily results from the timing difference between the satisfaction of the Company's performance obligation and the customer's payment. As of December 31, 2019 and June 30, 2020, the deferred revenue expected to be recognized as revenue after one year amounted to RMB15,419 and RMB14,865, respectively,  were recorded in other long-term liabilities in the consolidated balance sheet. The amounts of revenue recognized during the six-month periods ended June 30, 2019 and 2020 from the respective opening deferred revenue balance of the period was RMB61,696 (unaudited) and RMB77,366, respectively.

Remaining performance obligations

The Company elected to apply the practical expedient that allows the Company not to disclose the remaining performance obligations for variable considerations. This includes usage-based contracts for certain colocation and managed hosting services.

As of June 30, 2020, approximately RMB1,296,829 of total revenues and deferred revenues are expected to be recognized in future periods, the majority of which will be recognized over the next three years.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

5     PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of
	December 31, 2019	June 30, 2020

At cost:
Land	855,310	877,640
Buildings	5,964,048	8,198,521
Data center equipment	5,567,606	8,322,958
Leasehold improvement	6,111,733	6,955,273
Furniture and office equipment	61,974	74,858
Vehicles	4,115	4,141
	18,564,786	24,433,391
Less: Accumulated depreciation	(2,580,320)	(3,267,380)
	15,984,466	21,166,011
Construction in progress	3,200,173	3,376,940

Property and equipment, net	19,184,639	24,542,951

(1)	The carrying amounts of the Company’s property and equipment acquired under finance leases and other financing arrangement were RMB6,070,349 and RMB7,764,891 as of December 31, 2019 and June 30, 2020, respectively.
(2)	Depreciation of property and equipment (including assets acquired under finance leases and other financing arrangement) was RMB481,288 (unaudited) and RMB668,067 for the six-month periods ended June 30, 2019 and 2020, respectively, and included in the following captions:

	Six-month periods ended June 30,
	2019	2020
	(unaudited)

Cost of revenue	476,361	631,329
General and administrative expenses	4,405	35,207
Research and development expenses	522	1,531
	481,288	668,067

(3)	Property and equipment with net a book value of RMB2,493,872 and RMB3,987,569 was pledged as security for bank loans (Note 9) and other financing obligations (Note 12) as of December 31, 2019 and June 30, 2020, respectively.
(4)	As of December 31, 2019 and June 30, 2020, payables for purchase of property and equipment that are contractually due beyond one year of RMB231,458 and RMB185,310, respectively, are recorded in other long-term liabilities in the consolidated balance sheets.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

6     INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

		As of
	Note	December 31, 2019	June 30, 2020

Customer relationships	8	547,322	693,500
Licenses		6,000	6,000
		553,322	699,500
Less: accumulated amortization		(158,694)	(141,529)
Intangible assets, net		394,628	557,971

The Company's customer relationships were acquired in business combinations (Note 8). Amortization of intangible assets was RMB28,963 (unaudited) and RMB27,657, respectively for the six-month periods ended June 30, 2019 and 2020.

Estimated future amortization expense related to these intangible assets is as follows:

Twelve-month periods ending June 30,
2021	76,864
2022	76,924
2023	76,782
2024	71,516
2025	65,814
Thereafter	190,071

Total	557,971

7     PREPAID LAND USE RIGHTS

Prepaid land use rights, representing the amounts paid and relevant costs incurred for the rights to use land in the PRC and Hong Kong SAR acquired before the adoption of ASC 842, consisted of the following:

	As of
	December 31,	June 30,
	2019	2020

Prepaid land use rights	782,319	797,134
Less: Accumulated amortization	(35,132)	(49,454)
Prepaid land use rights, net	747,187	747,680

Amortization of prepaid land use rights was RMB12,962 (unaudited) and RMB13,499 for the six-month periods ended June 30, 2019 and 2020, respectively.

Prepaid land use rights with a net book value of RMB741,032 and RMB734,566 were pledged as security for bank loans (Note 9) as of December 31, 2019 and June 30, 2020, respectively.

Upon the adoption of ASC 842 on January 1, 2019, land use rights acquired are assessed in accordance with ASC 842 and recognized in operating lease right-of-use assets if they meet the definition of operating lease, or property and equipment if they meet the definition of finance lease (Note (2)(j)).

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

8     BUSINESS COMBINATIONS

The movement of goodwill is set out as below:

As of June 30, 2020
Balance at the beginning of the period	1,905,840
Addition during the period	503,485
Balance at end of period	2,409,325

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. The goodwill is not deductible for tax purposes. Goodwill is assigned to the design, build-out and operation of data centers reporting unit.

Beijing 10, Beijing 11 and Beijing 12 Acquisition

On June 5, 2020, the Company consummated an acquisition of all equity interests in a target group from third parties for an aggregate cash consideration of RMB847,586 (including contingent considerations of RMB130,720). As of the acquisition date, the Company estimated that, pursuant to the share purchase agreement, all specified conditions would be met and the Company would be obligated to settle full amount of the purchase price of RMB847,586. As of June 30, 2020, the fair value of remaining consideration payable was RMB527,586, which was recorded in other payables. The payment schedule of remaining consideration is based on the milestone related to the achievement of all specified conditions.

The target group owns three data center projects (“Beijing 10, Beijing 11 and Beijing 12”) in Beijing, China.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair value on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration		847,586
Effective settlement of pre-existing relationship upon consolidation	(i)	34,477
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		(2,349)
Accounts receivable		(81,027)
Property and equipment	(ii)	(1,971,432)
Operating lease ROU assets		(94,821)
Identifiable intangible assets	(iii)	(191,000)
Other assets		(149,956)
Accounts payable		727,043
Finance lease and other financing obligations, current		171,979
Operating lease liabilities, current		6,092
Finance lease and other financing obligations, non-current		1,062,114
Operating lease liabilities, non-current		92,360
Deferred tax liabilities		13,833
Other liabilities		38,586
Total identifiable net assets		(378,578)
Goodwill	(iv)	503,485

Note (i):Prior to the acquisition, the Company had receivables from the target group of RMB34,477, which was effectively settled upon completion of the acquisition.

Note (ii):Property and equipment acquired included properties acquired under finance lease of RMB632,427.

Note (iii):Identifiable intangible assets acquired consisted of customer relationships of RMB191,000 with an estimated useful life of 7.6 years.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Note (iv):Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in the acquisition. Goodwill is assigned to the design, build-out and operation of data centers reporting unit. Goodwill primarily represents the expected synergies from combining operations of the target group with those of the Company and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes. In accordance with ASC 350, goodwill is not amortized but is tested for impairment.

The amounts of net revenue and net profit of the target group included in the Company’s consolidated statements of operations from the acquisition date to June 30, 2020 amounted to RMB28,850 and RMB582, respectively.

Supplemental pro forma financial information as if the acquisitions had occurred as of the earliest date presented has not been provided as the acquisitions are not material to the Company’s results of operations in the six-month period ended June 30, 2020.

Guangzhou 3 Acquisition

On May 2, 2018, the Company consummated an acquisition of all equity interests in a target group comprising onshore and offshore entities from third parties for an aggregate cash consideration of RMB262,244 (including contingent considerations of RMB245,244). As of the acquisition date, the Company estimated that, pursuant to the share purchase agreement, all specified conditions would be met and the Company would be obligated to settle full amount of the purchase price of RMB262,244. As of December 31, 2019, the fair value of remaining consideration payable was RMB118,336, of which RMB95,274 and RMB23,062 were recorded in other payables and other long-term liabilities, respectively. Pursuant to a supplemental agreement entered into between the seller and the Company in May 2020, both parties agreed to reduce the total cash consideration (including contingent consideration) from RMB262,244 to RMB207,310, subject to the achievement of the revised conditions as set out in the supplemental agreement. The adjustment of the cash consideration of RMB55,154 was recognized as gain from purchase price adjustment in the consolidated statement of operations for the six-month period ended June 30, 2020. As of June 30, 2020, the fair value of remaining consideration payable was RMB51,067, of which RMB31,412 and RMB19,655 were recorded in other payables and other long-term liabilities, respectively. The payment schedule of remaining consideration is based on the milestone related to the achievement of all specified conditions.

Asset acquisitions

In the six-month period ended June 30, 2020, the Company consummated several acquisitions of certain target entities for total cash considerations (net of the cash acquired) of RMB36,952. These acquisitions did not meet the definition of a business as of the acquisition date in accordance with ASC 805, Business Combinations, and were accounted for as assets acquisitions. The primary assets acquired were properties self-owned or under finance leases, equipment and leasehold improvements. As of December 31, 2019 and June 30, 2020, the remaining consideration payable for asset acquisitions was RMB13,070 and RMB45,440, respectively, which was recorded in other payables.

9    LOANS AND BORROWINGS

The Company’s borrowings consisted of the following:

	As of
	December 31,	June 30,
	2019	2020

Short-term borrowings	397,213	734,208
Current portion of long-term borrowings	740,524	947,579
Sub-total	1,137,737	1,681,787
Long-term borrowings, excluding current portion	8,028,473	9,337,882
Total loans and borrowings	9,166,210	11,019,669

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Short-term borrowings

The Company’s short-term borrowings consisted of the following:

	As of
	December 31,	June 30,
	2019	2020

Unsecured short-term borrowings	80,000	70,000
Secured short-term borrowings	317,213	664,208
	397,213	734,208

Short-term borrowings were secured by the following assets:

	As of
	December 31, 2019	June 30, 2020

Accounts receivable (Note)	11,535	37,782

The weighted average interest rates of short-term borrowings outstanding as of December 31, 2019 and June 30, 2020 were 5.64% and 5.40% per annum, respectively.

Long-term borrowings

The Company’s long-term borrowings consisted of the following:

	As of
	December 31, 2019	June 30, 2020

Unsecured long-term borrowings	42,500	127,500
Secured long-term borrowings	8,726,497	10,157,961
	8,768,997	10,285,461

Long-term borrowings were secured by the following assets:

	As of
	December 31,	June 30,
	2019	2020

Accounts receivable (Note)	508,847	911,692
Property and equipment, net	2,493,872	3,401,995
Prepaid land use rights, net	741,032	734,566
	3,743,751	5,048,253

Note:     The Company applied accounts receivable generated from certain data center operation as collateral to secure borrowings.

The weighted average interest rates of long-term borrowings as of December 31, 2019 and June 30, 2020 were 7.40% and 7.02% per annum, respectively, taking into the consideration of debt issuance costs incurred relating to the facilities.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The outstanding long-term borrowings mature serially from 2020 to 2032. The aggregate maturities of the above long-term borrowings for each for the five years and thereafter subsequent to June 30, 2020 are as follows:

Long-term borrowings
Twelve-months ending June 30,
2021	947,579
2022	1,995,581
2023	2,094,516
2024	2,258,340
2025	968,067
Thereafter	2,021,378
10,285,461

The Company entered into secured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from 1 to 13 years.

As of June 30, 2020, the Company had total working capital and project financing credit facilities of RMB17,814,872 from various financial institutions, of which the unused amount was RMB6,555,311. As of June 30, 2020, the Company had drawn down RMB11,259,561, of which RMB734,208 (net of debt issuance costs of RMB690) was recorded in short-term borrowings and RMB10,285,461 (net of debt issuance costs of RMB239,202) was recorded in long-term borrowings, respectively. Drawdowns from the credit facility are subject to the approval of the banks and are subject to the terms and conditions of each agreement.

More specifically, the terms of these secured loan facility agreements generally include one or more of the following conditions. If any of the below conditions were to be triggered, the Company could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule:

(i)	STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of the equity interests of STT GDC Pte. Ltd. (“STT GDC”);
(ii)	STT GDC (a) is not or ceases to, directly or indirectly, be the beneficial owner of at least 25% of the issued share capital of GDS Holdings, or (b) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of the board of directors (or similar governing body) of GDS Holdings, or (c) is not or ceases to be the single largest shareholder of GDS Holdings;
(iii)	GDS Holdings and GDS Investment Company are not or cease to be, directly or indirectly, the legal and beneficial owner of 100% of the equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, GDS Investment Company (in the case of GDS Holdings), GDS Beijing, Global Data Solutions Co., Ltd. (“GDS Suzhou”), a subsidiary company of GDS Beijing and the relevant borrowing subsidiaries;
(iv)	Management HoldCo ceases to, directly or indirectly, own at least 100% of the equity interests of and have the power to control GDS Beijing or GDS Suzhou;
(v)	GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries cease to, directly or indirectly, be the legal and beneficial owner of 100% of the equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, their consolidated subsidiaries;
(vi)	there are changes in the shareholding structure of a principal operating subsidiary of GDS Holdings, as defined in the relevant loan facility agreement; and
(vii)	the IDC license of GDS Beijing or the borrowing subsidiaries, or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, is cancelled or fail to be renewed on or before the expiry date.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

There are certain other events in the loan facility agreements the occurrence of which could obligate GDS Holdings to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if the borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if GDS Holdings is delisted before the maturity date under the relevant loan facility agreement. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if the Company (i) fails to repay any financial indebtedness in an aggregate amount exceeding US$4,500, or, in some cases,  RMB50,000, when due or within any originally applicable grace period; (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the People’s Bank of China (“PBOC”) in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of June 30, 2020, the Company was in compliance with all of the abovementioned covenants.

10    CONVERTIBLE BONDS PAYABLE

Convertible Notes due June 1, 2025 issued by the Company (“Convertible Bonds due 2025”)

On June 5, 2018, the Company completed its issuance of Convertible Bonds due 2025 in an aggregate principal amount of US$300,000. The related issuance costs of US$8,948 were deducted from principal of the Convertible Bonds due 2025 and amortized over the period from issuance to the first put date (i.e. June 1, 2023) using the effective interest rate method. As of December 31, 2019 and June 30, 2020, accrued interests of RMB3,488 and RMB3,540 were recorded in accrued expenses, respectively.

The key terms of the Convertible Bonds due 2025 are summarized as follows:

Maturity Date

●	June 1, 2025

Interest

●	2.0% per annum, accruing from June 5, 2018 (computed on the basis of 360-day year composed of twelve 30-day months), payable semiannually in arrears on June 1 and December 1 of each year

Repurchase of Notes

●	Holders will have the right to require the Company to repurchase for cash all of their notes, or any portion of the principal thereof that is equal to US$1 thousand or an integral multiple of US$1 thousand, on June 1, 2023 or if a fundamental change occurs at any time.

Tax redemption

●	The Company may redeem, at its option, all but not part of the Convertible Bonds due 2025 if it becomes obligated to pay to the holder of any note ‘‘additional amounts’’ (which are more than a de minimis amount) as a result of any change in tax law at the price equal to 100% of the principal amount together with accrued and unpaid interest. Upon receiving notice of redemption, each holder will have the right to elect to: convert its notes; or not have its notes redeemed and GDS Holdings will not pay any additional amounts as a result of such change in tax law.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Conversion rights

●	Holders may convert their notes at their option at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date.
●	The conversion rate is initially 19.3865 ADSs of the Company per US$1 thousand principal amount of notes (equivalent to an initial conversion price of approximately US$51.58 per ADS), and subject to changes under certain anti-dilution conditions.

The Company determined that the embedded conversion option of the Convertible Bonds due 2025 was not required to be accounted for as an embedded derivative pursuant to ASC 815 Derivatives and Hedging. The Company also determined that there was no embedded beneficial conversion feature (“BCF”) attributable to Convertible Bonds due 2025 at the commitment date because the initial conversion price of Convertible Bonds due 2025 was greater than the fair value of the Company’s ordinary shares. Contingent BCF will be assessed upon occurrence of an adjusting event to the conversion price. The Company also determined there was no other embedded derivative to be separated from the Convertible Bonds due 2025.

The effective interest rate of the convertible bonds, after considering the related issuance cost, was 2.65%as of December 31, 2019 and June 30, 2020.

11   ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of
	December 31,	June 30,
	2019	2020
Accrued interest expenses	43,776	48,795
Accrued debt issuance costs and other financing costs	28,082	53,933
Income tax payable	93,307	128,100
Other tax payable	28,259	54,519
Consideration payables for acquisitions	362,032	845,853
Deferred government grants	6,003	172
Accrued payroll and welfare benefits	97,486	75,178
Accrued professional fees	41,630	42,734
Accrued data center outsourcing service fees	17,989	6,857
Amount due to related parties	11,988	21,388
Amount due to a financial institution	34,190	112,380
Interest rate swap contracts (Note 15)	351	17,182
Other accrued operating expenses	38,020	59,484
Other payables	14,770	75,113
	817,883	1,541,688

12   LEASE

The Company enters into lease arrangements primarily for data center spaces, office spaces and equipment.

Data center buildings and land leases

During the six-month period ended June 30, 2020, the Company entered into lease agreements with the landlords to lease the buildings and land, including those acquired  through acquisition of subsidiaries, for certain data centers. The Company assessed the lease classification of the building and land components separately at the commencement date. During the six-month period ended June 30, 2020, the Company recorded additional finance lease liabilities of RMB988,890 and operating lease liabilities of RMB390,515, respectively, through the above new leases or acquisition of subsidiaries.

Build-to-suit leases

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

In July and August 2018, the Company entered into two lease agreements with a third-party developer-lessor for the development, construction and lease of two brand new buildings (the “Shanghai 12 Lease” and the “Shanghai 13 Lease”) in Shanghai, China. The Company paid deposits for the leases to the developer-lessor. Shanghai 12 Lease has an estimated lease term of 15.7 years commencing upon the delivery of the respective completed building to the Company to November 2035. Shanghai 13 Lease has a lease term of 20 years commencing upon the delivery of the respective completed building to the Company. The buildings will be constructed based on the Company’s specifications and will not include any interior elements, such as electrical wiring, interior walls, ventilation and air conditioning systems, flooring or normal tenant improvements (referred to as cold-shell buildings). Upon completion of constructions and the delivery of the cold-shell buildings, the Company will convert the buildings into data centers. No rent is paid by the Company during the construction of the buildings. All project hard costs are to be paid by the developer-lessors, including site preparation and construction costs. If the Company terminates the agreements before the construction of the buildings are completed, the Company is obligated to reimburse the developer-lessors for costs incurred during the construction period, including but not limited to project application costs, project design fees, ground preparation and levelling costs. Before adoption of ASC 842, the Company determined that it was the owner of the buildings in Shanghai 12 Lease and Shanghai 13 Lease during the construction period for financial reporting purposes in accordance with ASC 840, as it had substantially all of the construction period risks based on the maximum guarantee test (without considering probability that the Company having to make the payments). Accordingly, the Company recorded an asset for the estimated construction costs incurred for the project and a liability for those costs funded by the lessor-developer during the construction period as of December 31, 2018. Upon adoption of ASC 842, the Company determined that it does not control the buildings in Shanghai 12 Lease and Shanghai 13 Lease during the construction period, and derecognized the related assets and liabilities recognized. The construction of the buildings in Shanghai 12 Lease and Shanghai 13 Lease completed in the six-month period ended June 30, 2020, and finance lease obligations of RMB287,233 and operating lease liabilities of RMB62,205 were recognized.

Equipment lease

During the six-month period ended June 30, 2020, the Company entered into lease agreements with a third-party lessor for the leases of certain equipment in Hebei, China, in which the underlying assets needs to be constructed. The lessor purchased these underlying assets prior to the lease commencement for the construction based on the Company’s specifications and supervision. The Company had the right to obtain the partially constructed underlying assets at any point during the construction period by making a payment to the lessor, so the Company concluded that it controls the underlying assets before the lease commencement in accordance with ASC 842-40-55-5. Accordingly, the Company recorded an asset for the estimated construction costs incurred for the equipment and a liability for those costs funded by the lessor during the construction period. Upon completion of the construction, the Company will assess if the arrangement qualifies for sales recognition under the sale and lease back accounting guidance. The obligations under above lease arrangements are recognized as other financing obligations.

In 2019, the Company also entered into two lease agreements with a third-party lessor for the leases of certain equipment in Hebei, China. As the ownership of the underlying assets will be transferred to the Company by the end of the lease term, such leases are recognized as finance leases. The relevant leases commenced when the Company received the equipment. The amount paid by the lessor to its vendor for equipment which was not received by the Company at December 31, 2019, was recognized as other financing obligations. Such other financing obligations were reclassified to finance lease obligation upon commencement of the lease in the six-month period ended June 30, 2020.

The components of lease cost are as follows:

	Six-month periods ended June 30,
	2019	2020
	(unaudited)
Finance lease cost:
- Amortization of right-of-use assets	103,566	169,352
- Interest on lease liabilities	144,928	192,489
Operating lease cost	50,702	85,028
Short-term lease cost	1,772	3,223
Variable lease cost (Note)	—	(40,189)
Total lease cost	300,968	409,903

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Note:

During the six-month period ended June 30, 2020, the Company was granted lease concessions of RMB40,142 by certain landlords due to the effects of the COVID-19 pandemic. The lease concessions were primarily in the form of rent reduction. Such concessions were recognized as variable lease cost (credit) in the period when the concession was granted. In addition, the Company recognized variable lease cost (credit) of RMB47 in the six-month period ended June 30, 2020 for certain finance leases with floating interest rate.

Supplemental cash flow information related to leases is as follows:

	Six-month periods ended June 30,
	2019	2020
	(unaudited)
Cash paid for amounts included in measurement of lease liabilities (Note):
- Operating cash flows from finance leases	(119,396)	(159,802)
- Operating cash flows from operating leases	(45,312)	(62,123)
- Financing cash flows from finance leases	(203,911)	(78,888)

Non-cash information on lease liabilities arising from obtaining ROU assets
- Finance leases	699,524	660,325
- Operating leases	3,770	406,853
Note:

The above table does not include cash paid for purchase of land use rights and initial direct costs of leases of RMB570,821 in the six-month period ended June 30, 2020, which are included in "Payments for purchase of property and equipment and land use rights" in the consolidated statements of cash flows.

Weighted average remaining lease term and weighted average discount rate for leases, excluding prepaid land use rights, are as follows:

	As of
	December 31, 2019	June 30, 2020

Weighted average remaining lease term:
- Finance leases	15.2	14.1
- Operating leases	15.6	15.9

Weighted average discount rate:
- Finance leases	6.91%	7.06%
- Operating leases	6.35%	6.25%

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Maturities of lease and other financing obligations were as follows:

	As of December 31, 2019					As of June 30, 2020
			Total of finance					Total of finance
	Finance	Other	lease and other	Operating		Finance	Other	lease and other	Operating
	lease	financing	financing	lease		lease	financing	financing	lease
	obligations	obligations	obligations	obligations	Total	obligations	obligations	obligations	obligations	Total

Within 1 year	502,261	32,232	534,493	97,993	632,486	545,457	164,867	710,324	140,967	851,291
After 1 year but within 2 years	399,200	37,462	436,662	72,046	508,708	521,945	233,151	755,096	123,042	878,138
After 2 years but within 3 years	399,843	72,845	472,688	64,151	536,839	553,473	306,028	859,501	101,640	961,141
After 3 years but within 4 years	414,126	69,248	483,374	64,086	547,460	569,126	291,552	860,678	101,750	962,428
After 4 years but within 5 years	429,902	65,688	495,590	64,547	560,137	610,207	276,749	886,956	105,115	992,071
After 5 years	5,905,408	163,480	6,068,888	880,855	6,949,743	7,234,194	647,305	7,881,499	1,411,770	9,293,269
Total	8,050,740	440,955	8,491,695	1,243,678	9,735,373	10,034,402	1,919,652	11,954,054	1,984,284	13,938,338

Less: total future interest	(3,387,232)	(121,742)	(3,508,974)	(478,541)	(3,987,515)	(4,076,294)	(497,689)	(4,573,983)	(769,087)	(5,343,070)
Less: estimated construction costs	—	(9,127)	(9,127)	—	(9,127)	—	(47,924)	(47,924)	—	(47,924)

Present value of lease and other financing obligations	4,663,508	310,086	4,973,594	765,137	5,738,731	5,958,108	1,374,039	7,332,147	1,215,197	8,547,344
Including:
- Current portion			222,473	55,139	277,612			230,746	73,362	304,108
- Non-current portion			4,751,121	709,998	5,461,119			7,101,401	1,141,835	8,243,236

As of June 30, 2020, the Company has additional leases, primarily for data center buildings, that have not yet commenced with total future lease payments of RMB292,830. These leases are expected to commence in fiscal year 2020 with lease terms of 1 year to 20 years.

13   OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	As of
	December 31, 2019	June 30, 2020

Consideration payable for acquisitions	23,062	19,655
Payables for purchase of property and equipment	231,459	185,310
Deferred revenue – non-current (Note 4)	15,419	14,865
Deferred government grants	6,507	6,196
Interest rate swap contracts (Note 15)	10,408	—
Asset retirement obligations	52,441	62,719
Others	6,241	9,589

Total	345,537	298,334

14   REDEEMABLE PREFERRED SHARES

On March 27, 2019 (the “Issue Date”), GDS Holdings completed its issuance of 150,000 Convertible Preferred Shares ("redeemable preferred shares") to an investor at the subscription price of US$1 thousand per share with total consideration of US$150,000.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The movement of redeemable preferred shares is set out as below:

Redeemable preferred shares

Balance at January 1, 2020	1,061,981
Accrual of redeemable preferred shares dividends	26,667
Settlement of redeemable preferred shares dividends	(40,068)
Foreign exchange impact	15,557

Balance at June 30, 2020	1,064,137

Key terms of the convertible preferred shares

Dividends

The holders of the preferred shares are entitled to receive, in priority to the holders of the ordinary shares, cumulative preferred share dividends which are payable quarterly in arrears on March 15, June 15, September 15 and December 15, commencing on June 15, 2019 (each such payment date being a “Regular Dividend Payment Date”). The dividends are 5.0% per annum of the respective preferred shares Stated Value (i.e. the subscription price of preferred shares plus any accrued dividends that are not paid on Regular Dividend Payment Date) (and shall be adjusted to an amount equal to the ordinary share dividend rate if higher). The dividend rate will increase to 7.0% per annum and further increase by 50 basis points each quarter thereafter if the Company has not redeemed all of the preferred shares outstanding as of the eighth anniversary of the Issue Date. The dividends are computed on a basis of a 360-day year and the actual number of days elapsed. Dividends may, at the option of the Company, be paid in cash only, be paid in cash or in additional preferred shares, or a combination thereof.

Conversion

The holders of preferred shares have the right to convert any or all of their holdings of preferred shares Stated Value into Class A Ordinary Shares based on the conversion rate then in effect.

In addition, if, at any time beginning on March 15, 2022, (i) the volume-weighted average price (“VWAP”) per ADS of the GDS Holdings equals or exceeds US$53.40 (adjusted as according to anti-dilution provisions) for at least 20 trading days in any period of 30 consecutive trading days and (ii) the average daily trading volume of the ADS for such 20 qualifying trading days is at least US$10,000 in the aggregate, at the Company’s election, all of the preferred shares then outstanding shall be converted into a number of Class A Ordinary Shares based on the conversion rate then in effect.

The initial conversion rate is corresponding to a conversion price of US$35.60 per ADS, and will be subject to adjustments for any split, subdivision, combination, consolidation, recapitalization or similar event.

Liquidation preference

Upon a liquidation, after satisfaction of all liabilities and obligations to creditors of the Company and before any distribution or payment shall be made to holders of ordinary shares, each holder of preferred shares shall be entitled to receive an amount per preferred share equal to the greater of: (1) the Stated Value of preferred shares plus any dividends accumulated but unpaid thereon after the immediately preceding Regular Dividend Payment Date to but excluding the date of liquidation; (2) the payment such holders would have received had such holders, immediately prior to such liquidation converted their preferred shares into Class A Ordinary Shares.

Optional Redemption by the Company

The preferred shares may be redeemed, in whole or in part, at any time after March 15, 2027, at the option of the Company at a redemption price per share equal to the sum of the Stated Value per preferred share to be redeemed plus an amount per share equal to accrued but unpaid dividends on such preferred shares after the immediately preceding Regular Dividend Payment Date to but excluding the date of redemption.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Repurchase at the Option of the Holder Upon a Fundamental Change

Upon the occurrence of a Fundamental Change, as defined in the share subscription agreement, each holder of preferred shares shall have the right to require the Company to repurchase all or any portion of such holder’s preferred shares at a purchase price per preferred share equal to the greater of

(i)	the sum of (x) 100% multiplied by the Stated Value per preferred share plus (y) an amount equal to accrued but unpaid dividends on such preferred share after the immediately preceding Regular Dividend Payment Date to but excluding the date of repurchase, plus (z) solely in the event that such Fundamental Change occurs prior to the third anniversary of the Issue Date, the present value of all undeclared dividends from the date of redemption to, and including, the third anniversary of the Issue Date, in each case, discounted to the date of redemption on the basis of actual days elapsed (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, which is the yield to maturity at the time of computation of United States Treasury securities with a constant maturity, plus 50 basis points, and
(ii)	the amount of cash and/or other assets such holder would have received had such holder, immediately prior to the occurrence of such Fundamental Change, converted such preferred shares into Class A Ordinary Shares.

Financing for Redemption of Convertible Preferred Shares

In the event that any preferred shares remain outstanding from and after the tenth anniversary of the Issue Date, the holders of preferred shares constituting at least 90% of the preferred shares issued as of the Issue Date (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to the preferred shares) shall have the right to require the Company to sell all or a portion of its business and/or to conduct other fundraising or refinancing activities, and use reasonable best efforts to consummate such sale or to issue equity or debt securities (or obtain other debt financing) in an amount sufficient to redeem in full in cash, and use best endeavors to as soon as reasonably practicable redeem in full in cash, all of the preferred shares then outstanding at a redemption price per share equal to the sum of the Stated Value per preferred share to be redeemed plus an amount per share equal to accrued but unpaid dividends on such preferred shares after the immediately preceding Regular Dividend Payment Date to but excluding the date of redemption.

Voting rights

The holders of the preferred shares have voting rights equivalent to the ordinary shareholders on an “if converted” basis. In addition, the Company shall not take certain actions without first obtaining the written consent or affirmative vote at a meeting called for that purpose by holders of at least 75% of the then outstanding preferred shares.

The Company has classified these preferred shares as mezzanine equity in the consolidated balance sheets since they are contingently redeemable upon a Fundamental Change or include liquidation preference provisions that are not solely within the Company’s control. The Company evaluated the embedded conversion, call and put options in the preferred shares to determine if they require bifurcation and are accounted for as derivatives, and concluded that there were no embedded derivatives to be bifurcated from the preferred share pursuant to ASC 815. The Company also determined that there was no BCF attributable to the preferred shares because the initial conversion price was higher than the fair value of the Company's ordinary shares.

The Company incurred issuance cost of US$2,646 for the issuance of such preferred shares, which was treated as an adjustment to the initial value of the redeemable preferred shares. The Company has elected to measure the redeemable preferred shares by recognizing changes in the redemption value immediately as they occur and adjust the carrying amount to equal the redemption value at the end of each reporting period. As a result, such issuance cost is immediately recognized as a change in redemption value and charged against retained earnings or, in the absence of retained earnings, by charges against additional paid-in capital.

15   DERIVATIVE FINANCIAL INSTRMENTS

As of December 31, 2019 and June 30, 2020, the Company had outstanding interest rate swap contracts with notional amounts of US$118,500 and US$115,900, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The following table reflects the fair values of derivatives included in the consolidated balance sheets as of December 31, 2019 and June 30, 2020:

	Consolidated balance
	sheets location	As of
		December 31, 2019	June 30, 2020
Interest rate swap contracts (not designated as hedging instruments)	Accrued expenses and
	other payables	351	17,182
Interest rate swap contracts (not designated as hedging instruments)	Other long-term liabilities	10,408	—

The following table reflects the location in the consolidated statements of operations and the amount of realized and unrealized gains (losses) recognized for the derivative contracts not designated as hedging instruments for the six-month periods ended June 30, 2019 and 2020:

	Consolidated
	statements of
	operations location	Six-month periods ended June 30,
		2019	2020
		(unaudited)
Interest rate swap contracts (not designated as hedging instruments) — realized loss	Interest expenses	(378)	(3,084)
Interest rate swap contracts (not designated as hedging instruments) — unrealized loss	Interest expenses	(12,575)	(6,180)

		(12,953)	(9,264)

16   FAIR VALUE MEASUREMENT

As of December 31, 2019 and June 30, 2020, the Company’s financial assets and liabilities measured at fair value on a recurring basis were as follows:

	Fair value measurement using Level 2 inputs
	As of
	December 31, 2019	June 30, 2020

Liabilities
- Interest rate swap contracts (Note 15)	10,759	17,182

Following is a description of the valuation techniques that the Company uses to measure fair value of other financial assets and financial liabilities:

●	Short-term financial instruments (cash, restricted cash, accounts receivable and payable, short-term borrowings, and accrued expenses and other payables)—cost approximates fair value because of the short maturity period.
●	Long-term borrowings—fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carry variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.
●	Convertible Bonds payable—the estimated fair value was RMB2,448,646 and RMB3,408,248 as of December 31, 2019 and June 30, 2020, respectively. The fair value was measured based on the price in the open market.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

17   ORDINARY SHARES

On March 19, 2019, the Company completed a public offering in which the Company offered and sold 13,731,343 ADSs (or 109,850,744 Class A ordinary shares), including 1,791,044 ADSs (or 14,328,352 Class A ordinary shares) purchased by the underwriters by exercising their option. The Company raised a total of US$444,699 (RMB2,982,242) in proceeds from this public offering, net of underwriting discounts and commissions and other issuance costs.

In June 2020, two investors, Hillhouse Capital ("Hillhouse") and STT GDC, purchased, through a private placement, of US$400,000 and US$105,000 respectively of 62,153,848 newly issued Class A ordinary shares of the Company at a price equivalent to US$65 per ADS (or US$8.125 per share). The Company raised a total of US$500,784 (RMB3,533,285) in proceeds from this private placement, after deducting underwriting commissions and other issuance costs.

As of June 30, 2020, the Company’s outstanding share capital consisted of 1,210,996,227 Class A ordinary shares and 67,590,336 Class B ordinary shares.

18   SHARE-BASED COMPENSATION

Equity Incentive Plans

The Company adopted the 2014 Equity Incentive Plan (the “2014 Plan”) in July 2014 for the granting of share options to key employees, directors and external consultants in exchange for their services. The total number of shares, which may be issued under the 2014 Plan, is 29,240,000 shares.

The Company adopted the 2016 Equity Incentive Plan (the “2016 Plan”) in August 2016 for the granting of share options, stock appreciation rights and other stock-based award (collectively referred to as the Awards) to key employees and directors. The maximum aggregate number of shares, which may be subject to Awards under the Plan, is 56,707,560 shares, provided, however, that the maximum aggregate number of shares are subject to certain automatic approval mechanism up to 3% of total issued and outstanding shares of the Company , if and whenever the shares which may be subject to equity awards under the 2016 Plan accounts for less than 1.5% of the Company's total issued and outstanding shares.

A summary of the option activity is as follows:

			Weighted
			average
		Weighted	grant-date
	Number	average	fair value
	of options	exercise price	per option
		(RMB)	(RMB)
Options outstanding January 1, 2020	14,629,096	5.4	1.7
Exercised	(13,960,096)	5.5	1.6
Options outstanding at June 30, 2020	669,000	5.5	2.9

Options vested and expect to vest at June 30, 2020	669,000	5.5	2.9

Total intrinsic value of options exercised was RMB204,449 (unaudited) and RMB615,542, respectively, for the six-month periods ended June 30, 2019 and 2020.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The following table summarizes information with respect to stock options outstanding and stock options exercisable as of June 30, 2020:

Weighted
		average	Weighted
	Number	remaining	average
	of shares	contractual life	exercise price
		(years)	(RMB)
Options outstanding and exercisable	669,000	0.8	5.5

As of December 31, 2019 and June 30, 2020, there were no unvested employee or non-employee stock options. Aggregate intrinsic value of options outstanding and exercisable as of December 31, 2019 and June 30, 2020 was RMB578,481 and RMB43,470, respectively.

Settlement of liability-classified restricted shares award

In March and May 2019, the Company issued a total of 121,568 fully vested restricted shares to its directors to settle a portion of their remuneration for services provided by the directors, which had been recorded in general and administrative expenses. The number of restricted shares issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB3,627.

In March and June 2020, the Company issued a total of 100,136 fully vested restricted shares to its directors to settle a portion of their remuneration for services provided by the directors, which had been recorded in general and administrative expenses. The number of restricted shares issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB4,675.

Pursuant to ASC 480-10-25-14, such award that is share-settleable for a fixed monetary amount is a liability-classified award and therefore is re-measured each reporting period until settlement.

Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability settled in shares and no additional share-based compensation expense was recorded.

A summary of the restricted share activity is as follows:

		Weighted average grant-
	Number of	date fair value per share
	Shares	(RMB)

Unvested at January 1, 2020	33,357,296	22.4
Granted	100,136	46.8
Vested	(3,611,936)	8.0
Forfeited	(656,248)	8.2

Unvested at June 30, 2020	29,189,248	24.6

The Company recognized share-based compensation expenses of RMB62,795 (unaudited) and RMB133,842 for the six-month periods ended June 30, 2019 and 2020, respectively, for the restricted share awards. As of June 30, 2020, total unrecognized compensation expense relating to the unvested shares was RMB229,750, which is expected to be recognized over a weighted average period of 1.52 years using the graded-vesting attribution method. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the six-month periods ended June 30, 2019 and 2020.

Total intrinsic value of restricted shares vested was RMB74,940 (unaudited) and RMB182,254, respectively, for the six-month periods ended June 30, 2019 and 2020. Aggregate intrinsic value of unvested restricted shares as of June 30, 2020 was RMB2,057,665.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

A summary of share-based compensation expenses for the six-month periods ended June 30, 2019 and 2020 is as follows:

	Six-month periods ended June 30,
	2019	2020
	(unaudited)

Costs of revenue	14,858	34,439
Selling and marketing expenses	14,697	26,124
General and administrative expenses	32,509	71,527
Research and development expenses	870	1,752
Total share-based compensation expenses	62,934	133,842

19   REVENUE

Net revenue consisted of the following:

	Six-month periods ended June 30,
	2019	2020
	(unaudited)

Colocation services	1,532,192	2,069,387
Managed service and others	343,848	497,677
Service revenue	1,876,040	2,567,064
IT equipment sales	990	15,559
Total	1,877,030	2,582,623

20   INCOME TAX

Pursuant to the rules and regulations of the Cayman Islands, GDS Holdings is not subject to any income tax in the Cayman Islands.

The Company's PRC entities are subject to the PRC Corporate Income Tax ("CIT") rate of 25%.

The Company’s Hong Kong SAR entities are subject to the Hong Kong SAR Profits Tax rate of 16.5%. A two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2 million of assessable profits earned will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one entity in the group to benefit from the progressive rates.

The Company's Singapore entities are subject to the Singapore CIT rate of 17%.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The operating results before income tax and the provision for income taxes by tax jurisdictions for the six-month periods ended June 30, 2019 and 2020 is as follows:

	Six-month periods ended June 30,
	2019	2020
	(unaudited)
Loss (income) before income taxes:
PRC	59,174	(46,466)
Other jurisdictions	157,788	197,457

Total loss before income taxes	216,962	150,991

Current tax expenses:
PRC	33,669	102,351
Total current tax expenses	33,669	102,351

Deferred tax benefits:
PRC	(20,852)	(60,264)
Total deferred tax benefits	(20,852)	(60,264)

Total income tax expenses	12,817	42,087

The actual income tax expense reported in the consolidated statements of operations differs from the amount computed by applying the PRC statutory income tax rate to loss before income taxes due to the following:

	Six-month periods ended June 30,
	2019	2020
	(unaudited)

PRC enterprise income tax rate	25.0%	25.0%
Non-PRC resident enterprises not subject to income tax	(16.8)%	(43.4)%
Tax differential for entities in non-PRC jurisdiction	(1.3)%	(2.5)%
Preferential tax rate	0.0%	(0.8)%
Tax effect of current period permanent differences	0.0%	3.3%
Non-taxable income	0.0%	9.1%
Change in valuation allowance	(17.0)%	(23.4)%
Return to provision adjustment	4.2%	4.8%

	(5.9)%	(27.9)%

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

The components of deferred tax assets and liabilities are as follows:

	As of
	December 31, 2019	June 30, 2020

Deferred tax assets:
Allowance for accounts receivable	12	104
Government subsidy	3,127	1,592
Accrued expenses	27,601	35,741
Asset retirement obligation	13,110	15,680
Leases	—	13,457
Net operating loss carry forwards	267,159	322,473

Total gross deferred tax assets	311,009	389,047
Valuation allowance on deferred tax assets	(205,976)	(246,750)

Deferred tax assets, net of valuation allowance	105,033	142,297

Deferred tax liabilities:
Property and equipment	(171,656)	(148,284)
Intangible assets	(97,102)	(137,878)
Prepaid land use rights	(1,612)	(1,592)
Leases	(9,568)	—
Accounts receivable	(4,836)	—

Total deferred tax liabilities	(284,774)	(287,754)

Net deferred tax liabilities	(179,741)	(145,457)

Analysis as:
Deferred tax assets	72,931	136,809
Deferred tax liabilities	(252,672)	(282,266)

Net deferred tax liabilities	(179,741)	(145,457)

The following table presents the movement of the valuation allowance for the deferred tax assets:

	Six-month periods ended June 30,
	2019	2020
	(unaudited)

Balance at the beginning of the period	155,852	205,976
Increase during the period	37,142	40,774

Balance at the end of the period	192,994	246,750

As of June 30, 2020, the Company’s net deferred tax assets were RMB136,809, which is net of a valuation allowance of RMB246,750. The deferred tax assets for net operating loss carry forwards and related valuation allowance were RMB316,985 and RMB207,304, respectively as of June 30, 2020. This valuation allowance was related to the deferred tax assets of certain subsidiaries of the Company. These entities were in a cumulative loss position with net operating loss carry forwards which are subject to expiration. Management evaluated the realizability of the deferred tax assets associated with the Company’s net operating loss carry forwards to determine whether there was more than a 50% likelihood that these deferred tax assets would be realized, based on the Company’s expectations of future taxable income and timing of net operating losses carry forwards expirations. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forwards of the Company’s PRC subsidiaries amounted to RMB1,175,104 as of June 30, 2020, of which RMB28,534, RMB42,796, RMB95,686, RMB290,251, RMB350,896 and RMB366,941 will expire if unused by December 31, 2020, 2021, 2022, 2023, 2024 and 2025, respectively.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The 2008 Enterprise Income Tax Law (the “EIT Law”) includes a provision specifying that legal entities organized outside the PRC are considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2019, and June 30, 2020 as the Company plans to permanently reinvest these earnings in the PRC. Each of the PRC subsidiaries does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC.

21   DISTRIBUTION OF PROFIT

Pursuant to the laws and regulations of the PRC, the Company’s PRC entities are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. The general reserves are not available for distribution to the shareholders (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividend.

These PRC entities are restricted in their ability to transfer the registered capital and general reserve fund to GDS Holdings in the form of dividends, loans or advances. The restricted portion amounted to RMB7,367,536 and RMB8,437,718 as of December 31, 2019 and June 30, 2020, respectively, including non-distributable general reserve fund of RMB15,712 and RMB15,712 as of December 31, 2019 and June 30, 2020 respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

22   LOSS PER ORDINARY SHARE

The computation of basic and diluted loss per share is as follows:

	Six-month periods ended June 30,
	2019	2020
	(unaudited)

Net loss	(229,779)	(193,078)

Change in redemption value of redeemable preferred shares	(17,760)	—
Cumulative dividend on redeemable preferred shares	(13,472)	(26,667)
Net loss attributable to ordinary shareholders	(261,011)	(219,745)

Weighted average number of ordinary shares outstanding - basic and diluted	1,070,590,091	1,186,168,652

Loss per ordinary share - basic and diluted	(0.24)	(0.19)

Note:   During the year ended December 31, 2019, the Company issued 48,962,896 ordinary shares to its share depository bank, which have been and will continue to be used to settle stock option and restricted share awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per ordinary share. Any ordinary shares not used in the settlement of stock option and restricted share awards will be returned to the Company.

The following securities were excluded from the computation of diluted loss per share as inclusion would have been anti-dilutive. The share options and restricted shares below represented the maximum number of shares to be issued.

	Six-month periods ended June 30,
	2019	2020
	(unaudited)

Share options/restricted shares	43,134,256	29,858,248
Convertible bonds payable	46,527,600	46,527,600
Total	89,661,856	76,385,848

23   SEGMENT INFORMATION

The Company has one operating segment, which is the design, build-out and operation of data centers. The Company’s chief operating decision maker is the chief executive officer of the Company who reviews the Company’s consolidated results of operations in assessing performance of and making decisions about resource allocations to this segment. Accordingly, no reportable segment information is presented.

During the six-month periods ended June 30, 2019 and 2020, substantially all of the Company’s operations are in the PRC. As of December 31, 2019 and June 30, 2020, the long-lived assets amounted to RMB1,605,892 and RMB1,740,765, respectively, were located in Hong Kong SAR, and substantially all of the remaining long-lived assets were in the PRC.

24   MAJOR CUSTOMERS

During the six-month period ended June 30, 2020, the Company had three direct contracting customers, which generated over 10% of the Company’s total revenues or RMB670,730, RMB416,396 and RMB270,071, respectively. During the six-month period ended June 30, 2020, one of three direct contracting customers was also an end user customer.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

25   COMMITMENTS AND CONTINGENCIES

(a)   Capital commitments

Capital commitments outstanding at December 31, 2019 and June 30, 2020 not provided for in the financial statements were as follows:

	As of
	December 31,	June 30,
	2019	2020

Contracted for	2,722,084	3,343,911

Commitment for purchase of land use rights was RMB4,500 and nil as of December 31, 2019 and June 30, 2020, respectively.

(b)   Lease commitments

The Company’s lease commitments are disclosed in note 12.

(c)   Litigation contingencies

In August 2018, the Company and its chief executive officer and chief financial officer were named as defendants in a consolidated class action lawsuit filed in the United States District Court. The complaints in the action allege that the Company’s registration statements contained misstatements or omissions regarding its business, operation, and compliance in violation of the U.S. securities laws. As of December 31, 2019, the Company had unpaid legal cost and other related costs of approximately RMB5,748 pertaining to this. On April 7, 2020, the US District Court for the Southern District of New York granted the motion of the defendants (including GDS Holdings, its chief executive officer and chief financial officer) to dismiss the class action lawsuit. On May 6, 2020, plaintiffs filed a notice of appeal of that decision. On June 29, 2020, plaintiffs voluntarily withdrew their appeal, resulting in the dismissal of the case against all Defendants with prejudice.

26   RELATED PARTY TRANSACTIONS

During the six-month periods ended June 30, 2019 and 2020, the related parties of the Company are as follows:

Name of party	Relationship

STT GDC	Principal ordinary shareholder of the Company
STT Singapore DC Pte. Ltd.	Subsidiary of STT GDC
STT DEFU 2 Pte. Ltd.	Subsidiary of STT GDC

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Company entered into the following material related party transactions.

(a)   Major transactions with related parties

		Six-month periods ended June 30,
		2019	2020
		(unaudited)

Commission income
STT Singapore DC Pte. Ltd.	(i)	—	246
STT DEFU 2 Pte. Ltd.	(i)	—	244
		—	490

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

(b)   Major balances with related parties

		As of
		December 31,	June 30,
		2019	2020

Amount due to related parties:	(i)
STT DEFU 2 Pte. Ltd.		6,638	11,193
STT Singapore DC Pte. Ltd.		5,350	10,195
		11,988	21,388

Note (i):

During the year ended December 31, 2019, the Company successfully referred a customer to STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. As of December 31, 2019, amount due to related parties represents the service fee received on behalf of the related parties for one of their customers, which is recorded in accrued expenses and other payables.

During the six-month period ended June 30, 2020, the Company recognized RMB246 and RMB244, respectively, as commission income from STT Singapore DC Pte. Ltd. and STT DEFU 2 Pte. Ltd. Income earned is based on amount billed on behalf of these two related parties to the ultimate customer amounting to RMB17,237 and RMB19,655, respectively. As of June 30, 2020, amount due to related parties represents the service fee received on behalf of the related parties for one of their customers, which is recorded in accrued expenses and other payables.

These amounts due to related parties are trade in nature and are settled on a recurring basis.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

27   PARENT ONLY FINANCIAL INFORMATION

The following condensed parent company financial information of GDS Holdings has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. As of June 30, 2020, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of GDS Holdings, except for those, which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets

	As of
	December 31, 2019	June 30, 2020
Assets
Current assets
Cash	2,560,388	4,280,909
Prepaid expenses	7,048	3,987
Other current assets	21,537	16,688
Total current assets	2,588,973	4,301,584
Restricted cash	27,225	27,636
Investment and loans to subsidiaries	11,539,590	13,436,889
Other non-current assets	4,954	4,542
Total assets	14,160,742	17,770,651

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Current liabilities
Accounts payable	7,168	695
Accrued expenses and other payables	49,546	93,290
Due to subsidiaries	928	942
Total current liabilities	57,642	94,927
Long-term borrowings	681,235	686,730
Convertible bonds payable	2,049,654	2,086,179
Other long-term liabilities	16,649	10,016
Total liabilities	2,805,180	2,877,852

Redeemable preferred shares (US$0.00005 par value; 150,000 shares authorized, issued and outstanding as of December 31, 2019 and June 30, 2020; Redemption value of RMB1,061,981 and RMB1,064,137 as of December 31, 2019 and June 30, 2020, respectively; Liquidation value of RMB1,537,636 and RMB2,378,419 as of December 31, 2019 and June 30, 2020, respectively)	1,061,981	1,064,137

Shareholders' equity
Ordinary shares (US$0.00005 par value; 2,002,000,000 shares authorized; 1,148,842,379 and 1,210,996,227 Class A ordinary shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively; 67,590,336 Class B ordinary shares issued and outstanding as of December 31, 2019 and June 30, 2020)	412	434
Additional paid-in capital	12,403,043	16,125,571
Accumulated other comprehensive loss	(52,684)	(47,075)
Accumulated deficit	(2,057,190)	(2,250,268)
Total shareholders’ equity	10,293,581	13,828,662
Commitments and contingencies
Total liabilities, redeemable preferred shares and shareholders’ equity	14,160,742	17,770,651

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Operations

	Six-month periods ended June 30,
	2019	2020
	(unaudited)

Net revenue	—	—
Cost of revenue	(17,414)	(36,659)
Gross loss	(17,414)	(36,659)

Operating expenses
Selling and marketing expenses	(15,301)	(25,662)
General and administrative expenses	(66,492)	(94,191)
Research and development expenses	(870)	(1,752)
Loss from operations	(100,077)	(158,264)

Other income (expenses):
Interest income	23,490	2,837
Interest expenses	(68,340)	(65,283)
Equity in (loss) income of subsidiaries	(84,852)	28,796
Others, net	—	(1,164)
Loss before income taxes	(229,779)	(193,078)

Income tax expenses	—	—
Net loss	(229,779)	(193,078)

Condensed Statements of Comprehensive Loss

	Six-month periods ended June 30,
	2019	2020
	(unaudited)

Net loss	(229,779)	(193,078)
Other comprehensive income:
Foreign currency translation adjustments, net of nil tax	66,872	5,609

Comprehensive loss	(162,907)	(187,469)

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

Condensed Statements of Cash Flows

	Six-month periods ended June 30,
	2019	2020
	(unaudited)
Operating activities:
Net cash used in operating activities	(39,268)	(60,886)

Investing activities
Increase of due from subsidiaries	(1,506,159)	(1,843,512)
Net cash used in investing activities	(1,506,159)	(1,843,512)

Financing activities:
Proceeds from long-term borrowings	268,100	—
Payment of issuance cost of borrowings	—	(10,619)
Proceeds from exercise of stock options	43,508	77,415
Net proceeds from issuance of ordinary shares	2,982,242	3,560,004
Net proceeds from issuance of redeemable preferred shares	989,349	—
Payment of redeemable preferred shares dividends	(11,458)	(40,068)
Net cash provided by financing activities	4,271,741	3,586,732

Effect of exchange rate changes on cash and restricted cash	84,356	38,598

Net increase in cash and restricted cash	2,810,670	1,720,932
Cash and restricted cash at beginning of period	817,488	2,587,613

Cash and restricted cash at end of period	3,628,158	4,308,545

Supplemental disclosures of cash flow information
Interest paid	41,006	45,692

Supplemental disclosures of non-cash investing and financing activities
Settlement of liability-classified restricted share award	3,627	4,675

28   SUBSEQUENT EVENTS

a)	New loan facilities

From July 2020 to October 19, 2020, six of the subsidiaries of the Company entered into various facility agreements with third-party banks for a total amount of RMB4,662,000 with various maturity dates.

b)	Coronavirus Outbreak

Beginning in January 2020, the emergence and wide spread of the novel Coronavirus (“COVID-19”) has resulted in quarantines, travel restrictions, and the temporary closure of businesses and facilities in China and elsewhere. Substantially all of the Company’s revenue and workforce are concentrated in China. Any economic slowdown in China or worldwide due to COVID-19 may adversely affect the Company’s business operations, financial condition and operating results, including but not limited to negative impact to the Company’s total revenues, slower collection of accounts receivable and additional allowance for doubtful accounts. While many of the restrictions on movement within China have been relaxed, the economy is seemingly on the path of recovery and the Company’s business has not been materially impacted at this time, there remains uncertainty about the viral resurgence which may impact the business ongoing performance and development. With the uncertainties surrounding the COVID-19 outbreak until a cure and vaccine has be discovered, the threat to the business disruption and the related financial impact remains.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

c)	Establishment of a joint venture

In July 2020, the Company formed a joint venture (“JV”) to undertake a major new data center project in Beijing (“BJ13”) with a private equity fund (“CPE Fund”) controlled by CITIC Private Equity Funds Management Co., Limited. The Company initially owns a 58% controlling interest in the JV, while CPE Fund owns 42%. The JV has taken an 82% equity interest in Tenglong IOT (Beijing) Data Technology Co., Ltd (“LicenseCo.”) through the acquisition of shares and injection of new capital. The LicenseCo. has taken an 88% equity interest in a company which owns the land use right for the site (“LandCo.”) through the injection of new capital. The JV will proceed to acquire the remaining 18% of the LicenseCo. when the data center development is complete and certain other conditions are met. The LicenseCo. will buy out the remaining 12% equity interest in the LandCo. when certain conditions are met. On completion of the project and satisfaction of certain other conditions, the Company will acquire CPE Fund’s 42% equity interest in the JV.

d)	Offer to acquire Beijing 14

On September 22, 2020, the Company extended a legally-binding offer to acquire 100% of the equity interests in target companies which own a major data center in the Shunyi District of Beijing ("BJ14"). This transaction is subject to entry into definitive agreements as well as the completion of certain conditions precedent to the closing the transaction.